SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-12568

BBVA Banco Francés, S.A.

(Translation of registrant’s name into English)

Av. Córdoba 111, C1054AAA

Ciudad Autónoma de Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒                Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐                 No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐                 No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes   ☐                 No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CERTAIN TERMS AND CONVENTIONS

The terms below are used as follows throughout this report:

•	“BBVA Francés”, the “Bank” or the “Company” and terms such as “we”, “us” and “our” mean BBVA Banco Francés S.A. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

•	“2016 Form 20-F” means our annual report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 19, 2017.

•	“Condensed Consolidated Interim Financial Statements” means our unaudited condensed consolidated interim financial statements as of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016 prepared in accordance with Argentine Banking GAAP and included herein.

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expect”, “estimate”, “intend”, “plan”, “may” and “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. Actual results could differ materially as a result of factors beyond our control, including but not limited to:

•	changes in general economic, business or political or other conditions in the Republic of Argentina (“Argentina”) or changes in general economic or business conditions in Latin America;

•	changes in capital markets in general that may affect policies towards or lending to Argentina or Argentine companies;

•	increased costs and decreased income related to macroeconomic variables such as exchange rates and the Consumer Price Index in Argentina (“CPI”);

•	unanticipated increases in financing and other costs or the inability to obtain additional debt, equity or wholesale financing on attractive terms or at all; and

•	the factors discussed under “Item 3. Key Information—D. Risk Factors” of our 2016 Form 20-F.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BBVA Francés” undertakes no obligation to update or revise these forward-looking statements or to publicly release the results of any revisions to these forward-looking statements. The accompanying information in this report, including, without limitation, the information under “Selected Statistical Information” and “Operating and Financial Review and Prospects” below identifies important factors that could cause material differences between any forward-looking statements and actual results.

PRESENTATION OF FINANCIAL STATEMENTS IN PESOS. INFLATION

Historically, inflation in Argentina has played a significant role in influencing the economic conditions in Argentina and, in turn, the operations and financial results of companies operating in Argentina, such as the Bank. Argentina discontinued inflation accounting in 1995. However, due to high inflation rates in 2002 following the economic crisis, the Central Bank reinstated inflation accounting at the beginning of 2002 through February 28, 2003. Effective March 1, 2003, the Central Bank discontinued the use of inflation accounting. We have not restated our consolidated financial statements for inflation since that date.

Therefore, in accordance with Decree 664/2003 issued by the Federal Executive and Communication “A” 3921 of the BCRA, the Bank discontinued the application of the method to restate its financial statements as of March 1, 2003 and the consolidated financial statements discussed herein have not been adjusted to reflect inflation.

Argentina’s professional accounting standards require the application of Technical Resolution Nr. 6 issued by the Argentine Federation of Professional Councils of Economic Sciences (modified by Technical Resolution Nr. 39) which prescribes the accounting recognition of the effects of inflation when the country’s economic environment exhibits certain features. If the restatement of financial statements into constant currency became mandatory, the adjustment is to be applied using the last date when the Bank adjusted its financial statements to reflect the effects of inflation as a basis.

As of March 31, 2017, the features determined by Argentina’s professional accounting standards were not exhibited and, therefore, the Condensed Consolidated Interim Financial Statements discussed herein have not been restated into constant currency. Inflation nevertheless explains the evolution of many of the line items in the Bank’s income statement for the periods discussed herein, affects the comparability of the Bank’s results as reflected in this report and, if Argentina suffers high levels of inflation in the future, this may affect the Bank’s results of operations going forward.

The rate of inflation during the 10-month period ended October 31, 2015, as measured by the variations in the CPI according to the Instituto Nacional de Estadística y Censos (the “INDEC”), was 11.9%. In November 2015, the INDEC suspended the publication of the CPI. The Macri administration used data produced by the City of Buenos Aires and the Province of San Luis until the INDEC was in a position to make the necessary arrangements to resume the publication of the CPI. According to publicly available information based on data from the Province of San Luis, the CPI grew by 31.6% in 2015. According to publicly available information based on data from the City of Buenos Aires, the CPI grew by 26.9% in 2015. In June 2016 the INDEC resumed its CPI publications. According to the INDEC, Argentina’s rate of inflation for the period from May through December 2016 was 12.2%. During the first three months of 2017, inflation increased by 6.3% reaching 33.6% in the twelve-month period then ended.

The accuracy of the measurements of inflation by the INDEC has been called into question, and the actual inflation for 2015 and previous years could be substantially higher than that indicated by the INDEC. See “Item 3.D Risk Factors—Economic and political instability in Argentina may adversely and materially affect our business, results of operations and financial condition” of our 2016 Form 20-F.

SELECTED STATISTICAL INFORMATION

The following information is included for analytical purposes and should be read in conjunction with the Condensed Consolidated Interim Financial Statements, as well as “Operating and Financial Review and Prospects” below and the 2016 Form 20-F. This information has been prepared from our financial records, which are maintained in accordance with the accounting regulations established by the Argentine Central Bank (the “Central Bank” or the “BCRA”) and do not reflect adjustments necessary to state the information in accordance with U.S. GAAP.

I. Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities

The average balances of interest-earning assets and interest-bearing liabilities, including the related interest earned or paid, were calculated on a monthly basis (considering monthly end balances divided by three) in the case of the financial information of BBVA Francés and its subsidiaries. We believe that such averages are representative of our operations and we do not believe that monthly averages present trends materially different from those that would be presented by daily averages. Average balances have been separated between those denominated in pesos and in dollars. The majority of the Bank’s operations and transactions are domestic.

The nominal interest rate is the amount of interest earned or paid during the period divided by the related average balance.

The nominal average rates for each period were converted to average real rates as follows:

Where:

Rp: real average rate for Argentine peso-denominated assets and liabilities of BBVA Francés;

Rd: real average rates for dollar-denominated assets and liabilities of BBVA Francés;

Np: nominal peso average rate in peso-denominated assets and liabilities for the period;

Nd: nominal dollar average rate in dollar-denominated assets and liabilities for the period;

D: devaluation rate of the Argentine peso to the dollar for the period, which is shown below for the three-month periods ended March 31, 2017 and 2016; and

Three-month period ended March 31, 2017	(2.96)%
Three-month period ended March 31, 2016	12.12%

I: Argentine inflation rate (“WPI”), which is shown below for the three-month periods ended March 31, 2017 and 2016.

Three-month period ended March 31, 2017	4.10%
Three-month period ended March 31, 2016	17.02%

The formula for the average real rates for dollar-denominated assets and liabilities (Rd), when compared with the corresponding nominal rates, reflects the loss, or gain, in purchasing power of the dollar caused by the difference between peso devaluation and inflation in Argentina for each period.

Included in interest earned are the net gains on our portfolio of government securities and related differences in market quotations. We manage our trading activities in government securities as an integral part of our business. We do not, as a matter of practice, distinguish between interest income and gain or loss on our government securities portfolio. Non-accrual loans have been included in the related average loan calculation.

Negative interest rates in real terms occur in periods when the inflation rate exceeds the nominal interest rate in pesos or exceeds the combination of the nominal interest rate on dollar-denominated assets or liabilities and the devaluation rate.

The following illustrates the calculation of the real interest rate in pesos for a dollar-denominated asset yielding a nominal annual interest rate of 20% (Nd=0.20) using different combinations of devaluation and inflation rates. If devaluation is 15% per annum (D=0.15) and inflation runs at a rate of 25% per annum (I=0.25), the result is as follows:

which in this case means that, because inflation exceeds devaluation, the real interest rate in pesos is less than the nominal interest rate in dollars. In this example, if the devaluation rate had been 30% per annum, and the other assumptions had remained the same, then the real interest rate in pesos would have been 24.8% per annum, which is more than the nominal interest rate in dollars. If the inflation rate were to exceed 38% per annum, then the real interest rate in pesos on this dollar denominated asset would have become negative.

The following tables show average balances, interest amounts and average real rates for our interest-earning assets and interest-bearing liabilities for the three-month periods ended March 31, 2017 and 2016.

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	12,750,907	633,406	3.33%	16,715,533	1,060,753	(37.04)%
Dollars	3,380,869	21,836	(24.70)%	2,790,360	52,383	(10.14)%

Total	16,131,776	655,242	(2.54)%	19,505,893	1,113,136	(33.20)%

Loans (4)
Private Sector
Pesos	68,633,040	3,944,652	6.33%	52,911,661	3,582,949	(35.59)%
Dollars	13,733,736	85,041	(24.80)%	5,875,637	55,841	(13.69)%

Total	82,366,776	4,029,693	1.14%	58,787,298	3,638,790	(33.40)%

Public Sector
Pesos	345,236	2,481	(12.99)%	366,449	448	(58.29)%
Dollars	43	—	—	6	—	—

Total	345,279	2,481	(12.99)%	366,455	448	(58.28)%

Deposits with the Central Bank
Pesos	808,792	—	—	704,999	—	—
Dollars	19,563,728	—	—	10,120,074	—	—

Total	20,372,520	—	—	10,825,073	—	—

Other assets
Pesos	4,731,340	251,626	4.68%	3,912,290	351,127	(28.07)%
Dollars	90,549	771	(23.93)%	32,219	—	—

Total	4,821,889	252,397	4.14%	3,944,509	351,127	(27.84)%

Total interest-earning assets
Pesos	87,269,315	4,832,165	5.52%	74,610,932	4,995,277	(35.85)%
Dollars	36,768,925	107,648	(26.02)%	18,818,296	108,224	(15.12)%

Total	124,038,240	4,939,813	(3.83)%	93,429,228	5,103,501	(31.68)%

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	17,378,690	—	—	8,893,427	—	—
Dollars	8,137,465	—	—	1,901,522	—	—

Total	25,516,155	—	—	10,794,949	—	—

Investments in other companies
Pesos	522,162	—	—	390,269	—	—
Dollars	4,118	—	—	3,882	—	—

Total	526,280	—	—	394,151	—	—

Property and equipment and miscellaneous and intangible assets and items pending allocation
Pesos	4,605,859	—	—	3,046,707	—	—

Dollars	624			723

Total	4,606,483	—	—	3,047,430	—	—

Allowance for loan losses
Pesos	(2,323,568)	—	—	(1,419,661)	—	—
Dollars	(148,968)	—	—	(117,008)	—	—

Total	(2,472,536)	—	—	(1,536,669)	—	—

Other assets
Pesos	7,919,882	—	—	5,499,879	—	—
Dollars	3,194,872	—	—	1,711,012	—	—

Total	11,114,754	—	—	7,210,891	—	—

Total non-interest-earning assets
Pesos	28,103,025	—	—	16,410,621	—	—
Dollars	11,188,111	—	—	3,500,131	—	—

Total	39,291,136	—	—	19,910,752	—	—

TOTAL ASSETS
Pesos	115,372,340	4,832,165	—	91,021,553	4,995,277	—
Dollars	47,957,036	107,648	—	22,318,427	108,224	—

Total	163,329,376	4,939,813	—	113,339,980	5,103,501	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized, which is calculated by multiplying interest earned/paid for the three-month periods ended March 31, 2017 and 2016 by four.
(3)	Includes trading gains and losses in all periods. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	21,201,419	24,603	(15.31)%	13,915,886	7,852	(58.51)%
Dollars	18,861,812	354	(27.10)%	7,897,629	107	(17.32)%

Total	40,063,231	24,957	(20.86)%	21,813,515	7,959	(43.60)%

Time deposits
Pesos	32,891,402	1,531,069	2.13%	27,540,398	1,814,189	(36.22)%
Dollars	6,091,007	5,803	(26.75)%	5,256,418	28,655	(15.24)%

Total	38,982,409	1,536,872	(2.38)%	32,796,816	1,842,844	(32.86)%

Borrowings from the Central Bank
Pesos	212,164	402	(15.03)%	185,921	950	(56.96)%
Dollars	26,830	—	—	18,795	—	—

Total	238,994	402	(13.34)%	204,716	950	(51.73)%

Borrowings from other financial institutions
Pesos	1,032,883	87,629	16.85%	383,969	36,740	(26.05)%
Dollars	292,540	4,263	(21.68)%	1,168,484	18,928	(11.13)%

Total	1,325,423	91,892	8.34%	1,552,453	55,668	(6.12)%

Corporate bonds
Pesos	2,049,422	120,955	6.92%	1,566,941	119,315	(32.71)%

Total	2,049,422	120,955	6.92%	1,566,941	119,315	(32.71)%

Other liabilities
Pesos	—	—	—	741,524	6,887	(55.53)%
Dollars	174	2	—	32,126	—	—

Total	174	2	—	773,650	6,887	(53.23)%

Total interest-bearing liabilities
Pesos	57,387,290	1,764,658	(3.94)%	44,334,639	1,985,933	(43.41)%
Dollars	25,272,363	10,422	(26.96)%	14,373,452	47,690	(16.06)%

Total	82,659,653	1,775,080	(10.98)%	58,708,091	2,033,623	(36.72)%

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average real rate (2)	Average balance (1)	Interest earned/ paid	Average real rate (2)
	(in thousands of pesos, except percentages)
Non-interest bearing liabilities and stockholders’ equity
Demand deposits
Pesos	22,660,567	—	—	19,267,505	—	—
Dollars	15,199,210	—	—	2,688,413	—	—

Total	37,859,777	—	—	21,955,918	—	—

Other liabilities
Pesos	20,166,149	—	—	14,307,123	—	—
Dollars	5,214,389	—	—	3,506,652	—	—

Total	25,380,538	—	—	17,813,775	—	—

Minority interest
Pesos	603,008	—	—	363,119	—	—

Total	603,008	—	—	363,119	—	—

Stockholders’ equity
Pesos	16,826,400	—	—	14,499,077	—	—

Total	16,826,400	—	—	14,499,077	—	—

Total non–interest bearing liabilities and stockholders’ equity
Pesos	60,256,124	—	—	48,436,824	—	—
Dollars	20,413,599	—	—	6,195,065	—	—

Total	80,669,723	—	—	54,631,889	—	—

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	117,643,414	1,764,658	—	92,771,463	1,985,933	—
Dollars	45,685,962	10,422	—	20,568,517	47,690	—

Total	163,329,376	1,775,080	—	113,339,980	2,033,623	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized, which is calculated by multiplying interest earned/paid for the three-month periods ended March 31, 2017 and 2016 by four.

The following tables show average balances, interest amounts and average nominal rates for our interest-earning assets and interest-bearing liabilities for the three-month periods ended March 31, 2017 and 2016.

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)
	(in thousands of pesos, except percentages)
ASSETS
Interest-earning assets
Government securities (3)
Pesos	12,750,907	633,406	19.87%	16,715,533	1,060,753	25.38%
Dollars	3,380,869	21,836	2.58%	2,790,360	52,383	7.51%

Total	16,131,776	655,242	16.25%	19,505,893	1,113,136	22.83%

Loans (4)
Private Sector
Pesos	68,633,040	3,944,652	22.99%	52,911,661	3,582,949	27.09%
Dollars	13,733,736	85,041	2.48%	5,875,637	55,841	3.80%

Total	82,366,776	4,029,693	19.57%	58,787,298	3,638,790	24.76%

Public Sector
Pesos	345,236	2,481	2.87%	366,449	448	0.49%
Dollars	43	—	—	6	—	—

Total	345,279	2,481	2.87%	366,455	448	0.49%

Deposits with the Central Bank
Pesos	808,792	—	—	704,999	—	—
Dollars	19,563,728	—	—	10,120,074	—	—

Total	20,372,520	—	—	10,825,073	—	—

Other assets
Pesos	4,731,340	251,626	21.27%	3,912,290	351,127	35.90%
Dollars	90,549	771	3.41%	32,219	—	—

Total	4,821,889	252,397	20.94%	3,944,509	351,127	35.61%

Total interest-earning assets
Pesos	87,269,315	4,832,165	22.15%	74,610,932	4,995,277	26.78%
Dollars	36,768,925	107,648	1.17%	18,818,296	108,224	2.30%

Total	124,038,240	4,939,813	15.93%	93,429,228	5,103,501	21.85%

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-earning assets
Cash and due from banks
Pesos	17,378,690	—	—	8,893,427	—	—
Dollars	8,137,465	—	—	1,901,522	—	—

Total	25,516,155	—	—	10,794,949	—	—

Investments in other companies
Pesos	522,162	—	—	390,269	—	—
Dollars	4,118	—	—	3,882	—	—

Total	526,280	—	—	394,151	—	—

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)
	(in thousands of pesos, except percentages)
Property and equipment and miscellaneous and intangible assets and items pending of allocation
Pesos	4,605,859	—	—	3,046,707	—	—
Dollars	624	—	—	723	—	—

Total	4,606,483	—	—	3,047,430	—	—

Allowance for loan losses
Pesos	(2,323,568)	—	—	(1,419,661)	—	—
Dollars	(148,968)	—	—	(117,008)	—	—

Total	(2,472,536)	—	—	(1,536,669)	—	—

Other assets
Pesos	7,919,882	—	—	5,499,879	—	—
Dollars	3,194,872	—	—	1,711,012	—	—

Total	11,114,754	—	—	7,210,891	—	—

Total non-interest-earning assets
Pesos	28,103,025	—	—	16,410,621	—	—
Dollars	11,188,111	—	—	3,500,131	—	—

Total	39,291,136	—	—	19,910,752	—	—

TOTAL ASSETS
Pesos	115,372,340	4,832,165	—	91,021,553	4,995,277	—
Dollars	47,957,036	107,648	—	22,318,427	108,224	—

Total	163,329,376	4,939,813	—	113,339,980	5,103,501	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized, which is calculated by multiplying interest earned/paid for the three-month periods ended March 31, 2017 and 2016 by four.
(3)	Includes trading gains and losses in all periods. Unrealized gains and losses arising from changes in the market value of our trading portfolio of government securities and yield on our investment portfolio of government securities are included.
(4)	Loan amounts are stated before deduction of the allowance for loan losses. Non-accrual loans are included in loans as interest-earning assets.

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)
	(in thousands of pesos, except percentages)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	21,201,419	24,603	0.46%	13,915,886	7,852	0.23%
Dollars	18,861,812	354	0.01%	7,897,629	107	0.01%

Total	40,063,231	24,957	0.25%	21,813,515	7,959	0.15%

Time deposits
Pesos	32,891,402	1,531,069	18.62%	27,540,398	1,814,189	26.35%
Dollars	6,091,007	5,803	0.38%	5,256,418	28,655	2.18%

Total	38,982,409	1,536,872	15.77%	32,796,816	1,842,844	22.48%

Borrowings from the Central Bank
Pesos	212,164	402	0.76%	185,921	950	2.04%
Dollars	26,830	—	—	18,795	—	—

Total	238,994	402	0.67%	204,716	950	1.86%

Borrowings from other financial institutions
Pesos	1,032,883	87,629	33.94%	383,969	36,740	38.27%
Dollars	292,540	4,263	5.83%	1,168,484	18,928	6.48%

Total	1,325,423	91,892	27.73%	1,552,453	55,668	14.34%

Corporate bonds
Pesos	2,049,422	120,955	23.61%	1,566,941	119,315	30.46%

Total	2,049,422	120,955	23.61%	1,566,941	119,315	30.46%

Other liabilities
Pesos	—	—	—	741,524	6,887	3.72%

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)
	(in thousands of pesos, except percentages)
Dollars	174	2	—	32,126	—	—

Total	174	2	—	773,650	6,887	3.56%

Total interest-bearing liabilities
Pesos	57,387,290	1,764,658	12.30%	44,334,639	1,985,933	17.92%
Dollars	25,272,363	10,422	0.16%	14,373,452	47,690	1.33%

Total	82,659,653	1,775,080	8.59%	58,708,091	2,033,623	13.86%

	Three-month period ended March 31,
	2017			2016
	Average balance (1)	Interest earned/ paid	Average nominal rate (2)	Average balance (1)	Interest earned/ paid	Average Nominal rate (2)
	(in thousands of pesos, except percentages)
Non-interest-bearing liabilities and stockholders’ equity
Demand deposits
Pesos	22,660,567	—	—	19,267,505	—	—
Dollars	15,199,210	—	—	2,688,413	—	—

Total	37,859,777	—	—	21,955,918	—	—

Other liabilities
Pesos	20,166,149	—	—	14,307,123	—	—
Dollars	5,214,389	—	—	3,506,652	—	—

Total	25,380,538	—	—	17,813,775	—	—

Minority interest
Pesos	603,008	—	—	363,119	—	—

Total	603,008	—	—	363,119	—	—

Stockholders’ equity
Pesos	16,826,400	—	—	14,499,077	—	—

Total	16,826,400	—	—	14,499,077	—	—

Total non–interest-bearing liabilities and stockholders’ equity
Pesos	60,256,124	—	—	48,436,824	—	—
Dollars	20,413,599	—	—	6,195,065	—	—

Total	80,669,723	—	—	54,631,889	—	—

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY
Pesos	117,643,414	1,764,658	—	92,771,463	1,985,933	—
Dollars	45,685,962	10,422	—	20,568,517	47,690	—

Total	163,329,376	1,775,080	—	113,339,980	2,033,623	—

(1)	Average balances are derived from month-end balances.
(2)	Annualized, which is calculated by multiplying interest earned/paid for the three-month periods ended March 31, 2017 and 2016 by four.

Changes in Interest Income and Interest Expense; Volume and Rate Analysis

The following tables allocate, by currency of denomination, changes in our interest income and interest expense between changes in the average volume of interest-earning assets and interest-bearing liabilities and changes in their respective nominal interest rates for three-month period ended March 31, 2017 compared with the three-month period ended March 31, 2016. Volume and rate variances have been calculated based on movements in average balances over the period and changes in nominal interest rates on average interest-earning assets and average interest-bearing liabilities. The net change attributable to changes in both volume and rate has been allocated to volume. Trading, gains and losses and yield on government bonds and investment accounts results are included in the computation of interest income in all periods.

	Three-month period ended March 31, 2017/2016 Increase/(Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of pesos)
ASSETS
Interest-earning assets
Government securities
Pesos	(196,944)	(230,403)	(427,347)
Dollars	3,814	(34,361)	(30,547)

Total	(193,130)	(264,764)	(457,894)

Loans
Private sector
Pesos	903,579	(541,876)	361,703
Dollars	48,658	(19,458)	29,200

Total	952,237	(561,334)	390,903

Public sector
Pesos	(152)	2,185	2,033

Total	(152)	2,185	2,033

Other assets
Pesos	43,559	(143,060)	(99,501)
Dollars	497	274	771

Total	44,056	(142,786)	(98,730)

Total interest-earning assets
Pesos	750,042	(913,154)	(163,112)
Dollars	52,969	(53,545)	(576)

Total	803,011	(966,699)	(163,688)

	Three-month period ended March 31, 2017/2016 Increase/(Decrease) Due to Changes in
	Volume	Rate	Net Change
	(in thousands of pesos)
LIABILITIES
Interest-bearing liabilities
Savings accounts
Pesos	8,454	8,297	16,751
Dollars	206	41	247

Total	8,660	8,338	16,998

Time deposits
Pesos	249,085	(532,205)	(283,120)
Dollars	795	(23,647)	(22,852)

Total	249,880	(555,852)	(305,972)

Borrowings from the Central Bank
Pesos	50	(598)	(548)

Total	50	(598)	(548)

Borrowings from other financial institutions
Pesos	55,053	(4,164)	50,889
Dollars	(12,765)	(1,900)	(14,665)

Total	42,288	(6,064)	36,224

Corporate bonds
Pesos	28,476	(26,836)	1,640

Total	28,476	(26,836)	1,640

Other liabilities
Pesos	—	(6,887)	(6,887)
Dollars	2	—	2

Total	2	(6,887)	(6,885)

Total interest-bearing liabilities
Pesos	341,118	(562,393)	(221,275)
Dollars	(11,762)	(25,506)	(37,268)

Total	329,356	(587,899)	(258,543)

Interest-Earning Assets and Liabilities: Net Interest Margin and Spread

The following table analyzes, by currency of denomination, our levels of average interest-earning assets, average interest-bearing liabilities and net interest income, and illustrates the comparative margins and spreads for each of the periods indicated.

	Three-month period ended March 31,
	2017	2016
	(in thousands of pesos, except percentages)
Average interest-earning assets
Pesos	87,269,315	74,610,932
Dollars	36,768,925	18,818,296

Total	124,038,240	93,429,228

Average interest-bearing liabilities
Pesos	57,387,290	44,334,639
Dollars	25,272,363	14,373,452

Total	82,659,653	58,708,091

Net interest income (1)
Pesos	3,067,507	3,009,344
Dollars	97,226	60,534

Total	3,164,733	3,069,878

Net interest margin (2)
Pesos	14.06%	16.13%
Dollars	1.06%	1.29%
Net interest margin	10.21%	13.14%
Yield spread nominal basis (3)
Pesos	9.85%	8.86%
Dollars	1.01%	0.97%
Yield spread nominal basis	7.34%	7.99%

(1)	Net interest income is defined as interest earned less interest paid. Trading results from our portfolio of government securities are included in interest.
(2)	Net interest margin is net interest income stated as a percentage of average interest-earning assets multiplying by four.
(3)	Yield spread nominal basis is defined as the difference between the average nominal rate on interest-earning assets and the average nominal rate on interest-bearing liabilities.

II. Investment Portfolio: Government and Corporate Securities

We own, manage and trade a portfolio of securities issued by the Argentine and other governments and corporate issuers. The following table sets out our investments in Argentine and other government and corporate securities as of March 31, 2017 and as of December 31, 2016, by type and currency of denomination.

	As of March 31, 2017	As of December 31, 2016
	(in thousands of pesos)
Government securities
In pesos:
Securities held at fair value
Debt consolidation bonds—Social security (BOCON)	77,695	62,190
Argentine bonds	2,968,192	4,040,409
Other debt bonds	2,664	2,623
Securities held at amortized cost
Other debt bonds	164	100,441

	As of March 31, 2017	As of December 31, 2016
	(in thousands of pesos)
Instruments issued by the Argentine Central Bank - LEBAC
Held at fair value	4,019,504	177,418
Held at amortized cost	3,181,010	7,132,813
Held to repurchase transactions	9,893,778	64,872

Total government securities in pesos	20,143,007	11,580,766

In foreign currency:
Securities held at fair value
Argentine bonds	386,138	197,364
Treasury bills	2,242,000	2,345
Securities held at amortized cost
Treasury bills	1,243,240	803,648

Total government securities in foreign currency	3,871,378	1,003,357

Total government securities	24,014,385	12,584,123

Corporate securities—Listed
Shares	53	49
Mutual funds	224,210	154,850

Total listed corporate securities	224,263	154,899

Subtotal government and listed corporate securities	24,238,648	12,739,022
Allowances	(217)	(213)

Total government and listed corporate securities	24,238,431	12,738,809

Corporate securities—Unlisted	249,926	325,925

The table below presents the issuer of which, as of March 31, 2017, we held securities in excess of 10% of our stockholder equity as of such date:

Issuer	Book value	Market value
	(in thousands of pesos)
BCRA	17,094,292	17,100,221
Argentine Republic	6,917,265	6,925,846

Investment Portfolio: remaining maturities of our investment portfolio

The following table analyzes the remaining maturities of our investment portfolio as of March 31, 2017 in accordance with the relevant issuance terms.

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
Government securities
In Pesos:
Securities held at fair value
Debt consolidation bonds—Social security (BOCON) (*)	6,449	49,724	21,522	—	77,695
Argentine bonds (*)	553,584	1,875,694	328,525	210,389	2,968,192
Other debt bonds	888	1,776	—	—	2,664
Securities held at amortized cost
Other debt bonds	164	—	—	—	164
Instruments issued by the Argentine Central Bank - LEBAC
Held at fair value	4,019,504	—	—	—	4,019,504
Held at amortized cost	3,181,010	—	—	—	3,181,010
Held to repurchase transactions (1)	9,893,778	—	—	—	9,893,778

Total government securities in pesos	17,655,377	1,927,194	350,047	210,389	20,143,007

	Maturing
	Within 1 year	After 1 year but within 5 years	After 5 years but within 10 years	After 10 years	Total
	Book value
	(in thousands of pesos, except percentages)
In foreign currency:
Securities held at fair value
Argentine bonds (*)	106,975	97,429	55,811	125,923	386,138
Treasury bills	2,242,000	—	—	—	2,242,000
Securities held at amortized cost
Treasury bills	1,243,240	—	—	—	1,243,240

Total government securities in foreign currency	3,592,215	97,429	55,811	125,923	3,871,378

Total government securities	21,247,592	2,024,623	405,858	336,312	24,014,385

Corporate securities —Unlisted	31,584	218,342	—	—	249,926

Weighted average yield (for the securities indicated with *) (2)	6.75%	7.58%	4.54%	2.62%

(1)	These instruments are pledged as collateral in repurchase transactions agreements with the BCRA.
(2)	The maturity profile above is based on each bond contractual maturity and its amortization profile. The weighted average yield was calculated using the internal rate of return of each bond published by the Argentine Institute of Capital Markets (“IAMC”) weighted by the expected outstanding principal at each maturity bucket.

III. Loan Portfolio

The following table analyzes our loan portfolio by types of loan as of March 31, 2017 and December 31, 2016. Loans are stated before deduction of the allowance for loan losses.

	As of March 31, 2017	As of December 31, 2016
	(in thousands of pesos)
Principal
Overdraft (1)	9,470,393	9,546,565
Discounted instruments (2)	10,085,833	10,896,722
Real estate mortgage	1,892,840	1,889,443
Collateral loans	6,368,608	5,628,320
Consumer	10,522,971	9,368,939
Credit cards	23,077,159	22,520,843
Financial loans (3)	1,924,794	1,991,564
Loans to governmental sector	156	98,819
Other loans (4)	20,536,695	17,754,130
Unaccrued interest and unallocated collections (5)	(315,649)	(329,346)
Interest and exchange differences receivable	1,105,697	1,142,074
Allowance for loan losses	(1,757,892)	(1,618,152)

Total	82,911,605	78,889,921

Secured Loans
Liquid guarantees	1,962,673	1,158,818
Preferred guarantees (6)	7,742,221	6,817,731

Total	9,704,894	7,976,549

(1)	Overdrafts include short and long-term loans to companies and overdraft lines of credit.
(2)	Discounted instruments are endorsed promissory notes.
(3)	Financial loans are defined as loans to financial institutions.
(4)	Other loans are loans not included in other categories. For more details see Note 5.b) to our Condensed Consolidated Interim Financial Statements.
(5)	Interest documented together with main obligations is defined as the discount on notes and bills.
(6)	Preferred guarantees are mainly mortgages and car loans, for which collection of the amounts owed is reasonably assured because the guarantees may be executed through simple legal processes.

Loans by Economic Activity

The table below presents our loan portfolio according to the borrowers’ main economic activity as of March 31, 2017 and December 31, 2016. Where appropriate, personal loans are allocated to the economic activity of the borrower. Loans are stated before deduction of the allowance for loan losses.

	As of March 31, 2017		As of December 31, 2016
	Loan Portfolio	% of Loan Portfolio	Loan Portfolio	% of Loan Portfolio
	(in thousands of pesos, except percentages)
Agricultural and livestock	2,778,404	3.28%	2,548,330	3.17%
Beverage	906,616	1.07%	901,045	1.12%
Chemicals	3,779,721	4.46%	2,973,652	3.69%
Construction	500,066	0.59%	454,516	0.56%
Consumer	39,496,433	46.65%	38,622,005	47.99%
Electricity, oil, water and sanitary services	644,820	0.76%	779,459	0.97%
Financial sector	1,924,794	2.27%	1,991,564	2.47%
Foodstuff	1,830,066	2.16%	1,936,185	2.40%
Government services	156	—	98,819	0.12%
Industrial metals	1,563,119	1.85%	2,160,340	2.68%
Leather and fur product	25,310	0.03%	28,451	0.04%
Mining products	316,283	0.37%	259,425	0.32%
Oil and carbon	124,400	0.15%	362,943	0.45%
Others	17,772,132	21.00%	15,678,193	19.48%
Other manufacturing	325,026	0.38%	300,045	0.37%
Printers, Publishers and Related Industries	97,684	0.12%	102,557	0.13%
Rubber products	328,974	0.39%	323,205	0.40%
Retail trade	5,394,454	6.37%	4,990,286	6.20%
Services	126,664	0.15%	124,497	0.15%
Shoes, apparel and other textile products	513,582	0.61%	298,094	0.37%
Textile	418,661	0.49%	325,421	0.40%
Tobacco	3,057	—	4,462	0.01%
Transportation material	554,798	0.66%	1,594,160	1.98%
Wholesale trade	5,150,899	6.08%	3,568,864	4.43%
Wood products and cork	93,378	0.11%	81,555	0.10%

Total	84,669,497	100.00%	80,508,073	100.00%

Maturity Composition of the Loan Portfolio

The following table presents our loan portfolio as of March 31, 2017 by type of loan and by the time remaining to maturity. Loans are stated before deduction of the allowance for loan losses. We expect most loans to be repaid at maturity in cash or refinanced at market terms.

		Maturing
	Amount as of March 31, 2017	Within 3 months	After 3 months but within 1 year	After 1 year but within 5 years	After 5 years
	(in thousands of pesos, except percentages)
To the non-financial public sector	156	156	—	—	—
To the financial sector	1,924,794	1,175,970	433,588	315,236	—
To the non-financial private sector and residents abroad	82,744,547	49,886,392	17,322,360	15,336,127	199,668

Overdrafts	9,674,340	6,538,496	2,892,325	243,517	2
With privileged guarantees	8,381,765	1,817,549	2,736,945	3,637,468	189,803
Credit cards	23,212,448	23,212,448	—	—	—
Other	41,475,994	18,317,899	11,693,090	11,455,142	9,863

Total	84,669,497	51,062,518	17,755,948	15,651,363	199,668

Percentage of total loan portfolio	100.00%	60.31%	20.97%	18.48%	0.24%

Interest Rate Sensitivity of Outstanding Loans

The following table presents, by currency of denomination, the interest rate sensitivity of our loan portfolio as of March 31, 2017. Loans are stated before deduction of the allowance for loan losses.

As of March 31, 2017
(in thousands of pesos)
Variable Rate
Pesos — including adjustable loans	760,912
Foreign currency	—

Sub-total	760,912

Fixed Rate
Pesos	68,571,058
Foreign currency	14,629,620

Sub-total	83,200,678

Non-performing (1)
Pesos	704,231
Foreign currency	3,676

Sub-total	707,907

Total	84,669,497

(1)	For additional information on non-performing loans see “—Non-performing and Restructured Loans” below.

The following table sets forth a breakdown of our fixed and variable rate loans which have a maturity of one year or more as of March 31, 2017.

	Interest Sensitivity of Outstanding Loans Maturing in More Than One Year
	Fixed rate	Variable rate
	(in thousands of pesos)
To the non-financial public sector	—	—
To the financial sector	315,236	—
To the non-financial private sector and residents abroad	15,535,676	119

Total	15,850,912	119

Foreign Country Outstanding Positions

The following table sets forth, as of December 31, 2016, the aggregate amount of our “cross-border outstandings” exceeding 1% of our total assets at each date. As of March 31, 2017 we did not hold “cross-border outstandings” exceeding 1% of our total assets. Cross-border outstandings are defined as loans (including accrued interest), acceptances, interest-bearing deposits with other banks, other interest-bearing investments and any other monetary assets which are denominated in dollars or other non-local currency.

As of December 31, 2016
(in thousands of pesos)
To the non-financial private sector and residents abroad
Other	1,674,658

Total	1,674,658

Classification of Loan Portfolio

We classify our borrowers in accordance with the regulations of the Central Bank.

The following table presents our loan portfolio, before the deduction for the allowance for loan losses, using the classification system of the Central Bank in effect at March 31, 2017 and December 31, 2016:

	As of March 31, 2017%		As of December 31, 2016%
	(in thousands of pesos, except percentages)
Loan Portfolio Categories
Normal	83,497,930	98.62%	79,475,425	98.71%
Low risk / Special tracking	463,660	0.55%	416,573	0.52%
Medium risk / Substandard	426,069	0.50%	369,347	0.46%
High risk / High risk of insolvency	249,264	0.29%	207,725	0.26%
Irrecoverable	32,572	0.04%	38,917	0.05%
Irrecoverable for technical decision	2	—	86	—

Total	84,669,497	100.00%	80,508,073	100.00%

We classify our loan portfolio in three categories: (i) commercial, (ii) consumer, and (iii) consumer-like loans (these are low amount commercial loans that are classified based on days past due). For more details see “Item 4. Information on the Company—F. The Argentine banking system and its regulatory framework—Loan Loss Allowance” in our 2016 Form 20-F.

The following table presents our consumer and commercial (the latter including also consumer-like loans) loan portfolio as of March 31, 2017 and December 31, 2016 under the classification system of the Central Bank, before the deduction of the allowance for loan losses:

	As of March 31, 2017		As of December 31, 2016
	Total	%	Total	%
	(in thousands of pesos, except percentages) (1)
Normal (Consumer)	38,797,787	97.31%	36,113,077	97.42%
Normal (Commercial)	44,700,143	99.78%	43,362,348	99.83%

	83,497,930	98.62%	79,475,425	98.71%

Low risk (Consumer)	428,967	1.08%	390,802	1.05%
Special tracking (Commercial)	34,693	0.08%	25,771	0.06%

	463,660	0.55%	416,573	0.52%

Medium risk (Consumer)	406,111	1.02%	344,485	0.93%
Substandard (Commercial)	19,958	0.04%	24,862	0.06%

	426,069	0.50%	369,347	0.46%

High risk (Consumer)	212,674	0.53%	190,789	0.51%
High risk of insolvency (Commercial)	36,590	0.08%	16,936	0.04%

	249,264	0.29%	207,725	0.26%

Irrecoverable (Consumer)	25,705	0.06%	30,450	0.08%
Irrecoverable (Commercial)	6,867	0.02%	8,467	0.02%

	32,572	0.04%	38,917	0.05%

Irrecoverable for technical decision (Consumer)	2	—	86	—
Irrecoverable for technical decision (Commercial)	—	—	—	—

	2	—	86	—

Total consumer loans	39,871,246	100.00%	37,069,689	100.00%
Total commercial loans	44,798,251	100.00%	43,438,384	100.00%

Total	84,669,497	100.00%	80,508,073	100.00%

(1)	Percentages for each category are of total consumer, commercial or total loans, as the context requires.

Non-performing and Restructured Loans

Applying the Central Bank’s loan classification criteria, the following table presents at each of the dates indicated below our gross non-performing loan portfolio which includes restructured loans, and further breaks down the total into loans with preferred guarantees and unsecured loans:

	As of March 31, 2017	As of December 31, 2016
	(in thousands of pesos)
Non-performing loans (1)	707,907	616,076

Total	707,907	616,076

With preferred guarantees	69,091	71,017
Unsecured	638,816	545,059

Total	707,907	616,076

(1)	Non-performing loans includes all loans to borrowers classified as “Medium Risk”, “Substandard”, “High Risk”, “High Risk of Insolvency”, “Irrecoverable” and “Irrecoverable for Technical Decision” under the Central Bank loan classification system. Non-performing loans also include all loans contractually past due 90 days or more. At March 31, 2017 and December 31, 2016, non-performing loans included Ps.539,678 thousand and Ps.420,256 thousand, respectively, of non-accrual loans.

The table below sets forth domestic non-performing loans by economic activity as of each of the dates indicated:

	As of March 31, 2017		As of December 31, 2016
	Total	%	Total	%
	(in thousands of pesos, except percentages)
Agricultural and livestock	15,718	2.22%	21,300	3.46%
Beverage	111	0.02%	101	0.02%
Chemicals	12	—	56	0.01%
Construction	7,735	1.09%	6,325	1.03%
Consumer	644,625	91.05%	570,999	92.67%
Electrical machinery	197	0.03%	17	—
Financial sector	97	0.01%	55	0.01%
Foodstuff	6,126	0.87%	4,444	0.72%
Industrial metals	535	0.08%	364	0.06%
Leather and fur products	388	0.05%	397	0.06%
Machinery and tools	56	0.01%	6	—
Mining products	110	0.02%	5	—
Oil and carbon	5,453	0.77%	5,420	0.88%
Others	125	0.02%	372	0.06%
Other manufacturing	205	0.03%	111	0.02%
Paper products	10	—	—	—
Printer, publishers and related industries	1,071	0.15%	1,018	0.17%
Rubber products	9	—	—	—
Retail trade	3,522	0.50%	671	0.11%
Services	1,976	0.28%	310	0.05%
Textile	585	0.08%	1,062	0.17%
Transportation material	950	0.13%	387	0.06%
Wholesale trade	16,293	2.31%	238	0.05%
Wood products and cork	1,998	0.28%	2,418	0.39%

Total	707,907	100.00%	616,076	100.00%

As of March 31, 2017, the majority of our loan portfolio, and non-performing loan portfolio, consisted of loans to domestic borrowers. At that date, Ps.1,591.0 million, or 1.88% of our total loan portfolio, consisted of loans to foreign borrowers.

Gross interest income recorded on non-performing loans during the three-month period ended March 31, 2017 and the year ended December 31, 2016 amounted to Ps.24.3 million and Ps.22.3  million, respectively.

IV. Analysis of the Allowance for Loan Losses

The table below sets forth the movements in the allowance for loan losses for the three-month period ended March 31, 2017 and 2016. In conformity with Central Bank requirements, we charge-off non-performing loans when we believe that recovery is unlikely and, in any event, no later than seven months after a loan has been classified as “irrecoverable” without preferred guarantees. We continue to try to collect all amounts past due, even if they have been charged-off, if we believe that the likelihood of collecting such amounts justifies the commitment of resources to do so. See also “Item 4. Information on the Company—F. The Argentine banking system and its regulatory framework—Loan Loss Allowance” in our 2016 Form 20-F for further details on loan loss allowances.

	Three-month period ended March 31,
	2017	2016
	(in thousands of pesos, except percentages)
Balance at the beginning of the year	1,618,152	1,105,941
Provisions for loan losses	320,176	167,412
Charge-offs (1)	(180,436)	(92,162)
Advances	—	—
Consumer	(167,417)	(86,260)
Notes discounted and purchased	(86)	(1,622)
Other	(12,933)	(4,280)

Balance at the end of period	1,757,892	1,181,191

Charge-off / average loans	0.22%	0.16%

(1)	Charge-offs are not concentrated in any particular economic activity. Of the Ps.180.4 million charged-off in the three-month period ended March 31, 2017, Ps.10.4 million or 5.76%, were related to corporate borrowers and Ps.170.0 million or 94.24%, were related to individual consumers. The variation during the three-month period ended March 31, 2017 was due to the increases in the ratio of arrears and doubtful loan portfolio. Of the Ps.92.2 million charged-off in the three-month period ended March 31, 2016, Ps.11.8 million or 12.75%, were related to corporate borrowers and Ps.80.4 million or 87.25%, were related to individual consumers. Charge-offs are net of recovery.

Allocation of the Allowance for Loan Losses

The following table allocates the allowance for loan losses by product and sets forth the percentage of distribution by product in the total loan portfolio (principal only) as of March 31, 2017 and December 31, 2016.

	As of March 31, 2017		As of December 31, 2016
	Total	%	Total	%
	(in thousands of pesos, except percentages)
Advances	126,847	11.30%	129,765	12.01%
Notes discounted and purchased	104,851	12.03%	110,800	13.71%
Secured with mortgages	22,119	2.26%	22,164	2.38%
Consumers loans	1,038,411	47.69%	959,290	47.23%
Financial Loans	16,719	2.23%	31,139	2.32%
Loans to governmental sector	2	—	—	0.01%
Other	448,943	24.49%	364,994	22.34%

Total	1,757,892	100.00%	1,618,152	100.00%

V. Composition of Deposits

The following table sets out the composition of each category of deposits that exceeded 10% of average total deposits in each of the three-month periods ended March 31, 2017 and 2016.

	Three-month period ended March 31,
	2017	2016
	(in thousands of pesos)
Deposits in domestic Bank’s offices
Non-interest-bearing demand deposits
Average
Pesos	22,660,567	19,267,505
Dollars	15,199,210	2,688,413

Total	37,859,777	21,955,918

Interest-bearing saving accounts
Average
Pesos	21,201,419	13,915,886
Dollars	18,861,812	7,897,629

Total	40,063,231	21,813,515

Average real rate
Pesos	(15.31)%	(58.51)%
Dollars	(27.10)%	(17.32)%
Total	(20.86)%	(43.60)%

	Three-month period ended March 31,
	2017	2016
	(in thousands of pesos)
Interest-bearing time deposits
Average
Pesos	32,891,402	27,540,398
Dollars	6,091,007	5,256,418

Total	38,982,409	32,796,816

Average real rate
Pesos	2.13%	(36.22)%
Dollars	(26.75)%	(15.24)%
Total	(2.38)%	(32.86)%

Maturity of Deposits

The following table sets forth information regarding the maturity of our deposits at March 31, 2017.

	Maturing
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Checking	21,564,112	21,564,112	—	—	—
Savings	46,970,054	46,970,054	—	—	—
Time deposits	41,159,552	38,035,426	1,872,687	685,762	565,677
Investment accounts	85,194	85,194	—	—	—
Other	13,043,118	13,043,118	—	—	—

Total	122,822,030	119,697,904	1,872,687	685,762	565,677

The following table sets forth information regarding the maturity of our certificates of deposit and other time deposits in denominations of US$100,000 or more at March 31, 2017.

	Maturing,
	Total	Within 3 months	After 3 but within 6 months	After 6 but within 12 months	After 12 months
	(in thousands of pesos)
Domestic	11,057,116	9,370,490	662,310	506,816	517,500

Total	11,057,116	9,370,490	662,310	506,816	517,500

VI. Return on Equity and Assets

The following table presents certain selected financial information and ratios of BBVA Francés for the periods indicated.

	Three-month period ended March 31,
	2017	2016
	(in thousands of pesos, except percentages)
Net income	1,605,770	1,165,084
Average total assets (1)	168,058,479	113,027,503
Average stockholders’ equity (1)	16,807,420	14,298,905
Stockholders’ equity at the end of the period	17,154,805	14,881,447
Net income as a percentage of:
Average total assets	0.96%	1.03%
Average stockholders’ equity	9.55%	8.15%
Average stockholders’ equity as a percentage of average total assets	10.00%	12.65%

(1)	The average of period-beginning and period-ending balances.

VII. Short-Term Borrowings

Our short-term borrowings (is comprised of other liabilities from financial transactions to be settled in less than one year) totaled Ps.37.0 billion and Ps.12.5 billion at March 31, 2017 and December 31, 2016, respectively. The table below shows those amounts at the end of each period.

	Three-month period ended March 31, 2017		Year ended December 31, 2016
	Amount	Weighted Average Interest Rate (1)	Amount	Weighted Average Interest Rate (1)
	(in thousands of pesos, except percentages)
Total amount outstanding at the end of the reported period	37,023,254	2.3%	12,539,182	7.4%
Average during period / year	24,781,218	2.9%	14,870,860	18.1%
Maximum month-end balance	37,023,254		16,631,812

(1)	For the three-month period ended March 31, 2017, the rates were calculated considering interest and non-interest bearing liabilities, while for the year ended December 31, 2016, the rates were calculated considering only interest bearing liabilities.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Economic conditions during 2017 in Argentina

As the vast majority of our assets, revenues, operations and customers are located in Argentina, our results of operations and financial condition are affected to a significant extent by the macroeconomic and political conditions in the country.

The monthly estimator of economic activity (known by its acronym in Spanish as the “EMAE”), published by the INDEC, increased by 0.2% in the three-month period ended March 31, 2017 compared with the same period of 2016.

During the first three months of 2017, inflation, measured by the INDEC, increased by 6.3% reaching 33.6% in the twelve-month period then ended.

The government announced changes to the national public sector balance sheet. The Minister of Finance announced the quarterly fiscal deficit targets for 2017, as well as annual revenue, expenditure and deficit targets through 2019. He also announced a new methodology to more accurately measure the deficit, which excludes from the computation any income from the profits of the Central Bank and any interest of intra-public debt. The fiscal balance sheet showed higher income and expenses during the first quarter of 2017 as compared with the same period of the previous year.

The primary fiscal result registered a deficit of Ps.41,344 million in the first three months of 2017, which was 9.9% lower than the deficit registered during the same period of the previous year. The financial result, which is the result of adding the primary deficit and debt interest, reached Ps.70,637 million during the period, which was 9.4% higher than the first quarter of 2016.

Regarding external trade, in the first quarter of 2017 the trade balance reached a negative balance of US$1,088 million, which was higher than the negative balance of US$342 million registered in the same quarter of 2016. The increase was mainly due to the increase in imports, which reached US$13,748 million, 7.5% higher than the same quarter of 2016, which exceeded the increase in exports, which amounted to US$12,660 million in the first quarter of 2017, 1.7% higher than the same period of the prior year.

In the foreign exchange market, the peso appreciated by 2.96% in the three-month period ended March 31, 2017 going from an exchange rate of Ps.15.85 per US$ at December 31, 2016 to Ps.15.38 at March 31, 2017, according to the BCRA.

International reserves amounted US$50.5 billion as of March 31, 2017 representing an increase of US$11.7 billion compared to the balance at December  31, 2016.

Effects of Recent Events on BBVA Francés

Volatility in the Argentine economy and measures taken by the Argentine government have had, and are expected to continue to have, a significant impact on us.

Since the Macri Administration took office in December 2015, many regulations previously in place have been abolished or modified. As a result, 2016 was a year of transition and adaptation to new macroeconomic policies and rules. The principal regulations introduced or amended during the first quarter of 2017 are summarized below.

Regulations regarding foreign exchange market and banks’ foreign exchange positions

As of March 31, 2017, our dollar-denominated deposits totaled Ps.40,573 million (equivalent to US$2,637.7 million using a 15.3818 Ps/US$ exchange rate as of such date), representing 33% of our total deposits as of such date. As of March 31, 2017, our total deposits included Ps.10,752 million, or 8.8% of our total deposits, derived from the implementation of the tax amnesty regime introduced in July 2016 to promote the voluntary declaration of assets by Argentine residents (the “Tax Amnesty Regime”), of which Ps.432.7 million were peso-denominated deposits and Ps.10,319 million were foreign currency-denominated deposits (equivalent to US$670.9 million using the 15.3818 Ps/US$ exchange rate as of such date). Under the Tax Amnesty Regime, deposits must remain with the Bank at least for six months since the date when they were made. 39.7% of the foreign currency-denominated deposits were in bills as of March 31, 2017, which represented a 59.1% increase compared with December 31, 2016.

On April 27, 2017, the Central Bank approved the allocation by financial institutions of their dollar-denominated deposits to extend financing to foreign finance importers of Argentine products and services. Financial institutions are now able to provide dollar-denominated loans directly to importers abroad or to any foreign bank who participates in the transaction through credit lines. This decision of the Central Bank is driven by the continuous growth that dollar-denominated private deposits have experienced since the elimination of the foreign exchange restrictions in December 2015, and by other policies imposed by the Central Bank, such as the implementation of the Tax Amnesty Regime, which generated an excess of dollar-denominated deposits. The BCRA reference exchange rate was Ps.15.3818 per US$ on March 31, 2017, decreasing by 2.96% from December 31, 2016 and increasing by 5.49% from March 31, 2016.

Regulations regarding interest rates

On January 6, 2017, through Communication “A” 6148 the Central Bank abolished a prior communication which prohibited financial institutions from paying interest on checking accounts, special checking accounts for legal entities and time accounts opened in cooperative credit accounts. Financial institutions are now permitted to pay customers interest on their checking account deposits. This voluntary measure generates competition among financial institutions for these funding sources. Furthermore, financial institutions may also pay other kind of remuneration in addition to or instead of interest, as long as such remuneration is established in the relevant underlying agreement. In addition, the Central Bank eliminated the minimum cash requirement on mutual funds deposits.

Regulations regarding liquidity

In January 2015, new rules on the Liquidity Coverage Ratio (LCR) became effective, under which financial institutions must have funds of high quality assets free of restrictions in case of potential stress scenarios. On March 2, 2017, the BCRA through its Communication “A” 6195 reduced by two percentage points the coefficients higher than 2% in order to determine the minimum cash requirement in pesos, both for demand and term deposits.

Other actions

On January 13, 2017, the Central Bank issued Communication “A” 6150, through which it eliminated the minimum term of permanence required for foreign exchange income, derogating the regulations included in the General Regulations for Foreign Exchange Market, Financial Debts and foreign trading operations with non-residents.

Through a private agreement between the relevant agents, fees on credit and debit cards were voluntarily reduced on April 1, 2017. The fee for credit cards has been reduced from 3% to 2.5% for 2017, and will gradually decrease each year to 2.35%, 2.15%, 2%, reaching 1.8% in 2021. Fees on debit card transactions have been reduced from 1.5% to 1.2% for 2017, and will gradually decrease each year to 1.1%, 1.0%, 0.9%, reaching 0.8% in 2021. Simultaneously, the BCRA, through its Communication “A” 6212, established, as of April 1, 2017 a cap on fees of 2% and 1% for credit and debit cards, respectively, with a gradual decrease scheduled for the next years.

Critical Accounting Policies

Our Condensed Consolidated Interim Financial Statements are prepared in accordance with Argentine Banking GAAP, which differ in certain respects from generally accepted accounting principles in Argentina. These rules require us and our subsidiaries to make estimates and assumptions. Some of these estimates require difficult, subjective or complex judgments about matters that are inherently uncertain, and as a result, actual results could differ from those estimates. Due to the estimation process involved, the following summarized accounting policies and their applications are considered to be critical to understanding the business operations, financial condition and results of operations of the Bank and its subsidiaries. For a detailed description of the applicable accounting principles, please see “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies” of our 2016 Form 20-F.

Allowance for Loan Losses

We provide for estimated possible losses on loans and the related accrued interest generally through the establishment of an allowance for loan losses. The allowance for commercial loan losses charged to expense is determined by management based on a periodic analysis of updated financial information provided by the debtor at our request. The basic assessment criterion is the future debt payment capacity or the collateral granted to us on the basis of the estimated cash flow. We also take into account other circumstances such as timely compliance with obligations, qualified and honest management, whether the company is engaged in economic activities with acceptable prospects and the competitiveness of the debtor within its industry.

On the basis of these conditions, the customer is placed in one of six categories established by the Central Bank that have been assigned minimum fixed allowance requirements. Based on our analysis, we book additional allowances for certain debtors, which do not require re-categorizing the debtor under the rules of the Central Bank. The use of different estimates or assumptions could result in different allowances for commercial loan losses.

For more information about consumer loans see “Item 4. Information on the Company—F. The Argentine banking system and its regulatory framework—Loan Loss Allowance” in our 2016 Form 20-F.

Contingent Liabilities

We are subject to proceedings, lawsuits and other claims related to labor, commercial, civil and other matters. We make determinations of the amount of reserves required, if any, for these contingencies after a careful analysis of each individual issue. The required reserves may change in the future due to new developments in each matter or changes in the settlement strategy.

Fair Value

We estimate the fair value as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and such value is best evidenced by a quoted market price, if one exists. In cases where quoted market prices are not available, fair value estimation is based on the quoted market price of a financial instrument with similar characteristics, the present value of expected future cash flows, or other valuation techniques, all of which are significantly affected by the assumptions used.

Although we use our best judgment in estimating the fair value of these financial instruments, there are uncertainties in any estimation technique. As a result, the fair value may not be indicative of the net realizable or liquidation value. Moreover, minor changes in the assumptions used could have a significant impact on the resulting estimated fair values.

Argentine Banking GAAP

For a description of the differences between Argentine banking GAAP and generally accepted accounting principles effective in Argentina and U.S. GAAP see “Item 5.—Operating and Financial Review and Prospects” of our 2016 Form 20-F.

IFRS Convergence Implementation Plan

BCRA Communication “A” 5541 dated February 12, 2014 set forth that the institutions within the scope of the Law of Financial Institutions were to converge towards the International Financial Reporting Standards (“IFRS”) for the preparation of their financial statements for the fiscal years starting as from January 1, 2018.

BCRA Communication “A” 6114 dated December 12, 2016 set forth that IFRS were to be applied for the fiscal years starting as from January 1, 2018 with only one temporary exception, namely, Paragraph 5.5, Impairment under IFRS 9, establishing certain clarifications and requirements in the implementation process that make up, overall, the IFRS-BCRA. Additionally, according to the requirements imposed by IFRS 1- First-time Adoption of International Financial Reporting Standards, we used the voluntary option to measure our real estate property at fair value (market value) as its new deemed cost. The new deemed cost under IFRS implies an increase in depreciation charges in our statement of income.

As of the date of this report, we continue working on the process to converge towards IFRS-BCRA, designing and implementing the respective adjustments in our systems and processes.

Following our adoption of IFRS, our results of operation may differ significantly from previous amounts reported under the Central Bank rules. In particular, we expect that our adoption of IFRS, as supplemented by applicable Argentine regulations, will affect our accounting of certain items in our consolidated financial statements.

Operating Results

Overview

The following discussion is based upon our accounting records and information contained in the Condensed Consolidated Interim Financial Statements and should be read in conjunction with such financial statements. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with the rules of the Central Bank related thereto (Argentine Banking GAAP), which differ in certain respects from Argentine GAAP and U.S. GAAP. See “Item 5. Operating and Financial Review and Prospects—U.S. and Argentine Banking GAAP Reconciliation” of our 2016 Form 20-F for a description of the principal differences between Argentine banking GAAP and U.S. GAAP and how they affect our financial statements and the reconciliation to U.S. GAAP of net income and total stockholders’ equity for the periods ended and as of the dates therein indicated.

The Pension Fund Manager segment was affected by the reform of the integrated retirement and pension system and Consolidar AFJP has been undergoing liquidation proceedings since then. As the Pension Fund Manager segment did not meet the quantitative thresholds detailed in ASC 280-10-50-12, the Bank decided to discontinue the separate reporting for this segment since fiscal year 2016 and, instead, reports it within the BBVA Banco Francés S.A. (banking) segment included therein. Prior years’ segment information has been revised to reflect this change in reporting.

Trend Information

We believe that the macroeconomic environment and the following trends in the Argentine financial system and in our business have affected and will, for the foreseeable future, continue to affect our results of operations and profitability. Our continued success and ability to increase our value to our shareholders will depend upon, among other factors, economic growth in Argentina and the corresponding growth of the market for long-term private sector lending and access to financial products and services by a larger segment of the population. This analysis should be read in conjunction with the discussion in “Item 3.D. Risk Factors” of our 2016 Form 20-F and taking into consideration that the Argentine economy has been historically volatile, which has negatively affected the volume and growth of several sectors, including the financial system.

Since assuming office, the Macri Administration has implemented several significant macroeconomic policies and reforms, including the lifting of practically all foreign exchange controls; the revisions of methodologies used by the INDEC to measure GDP and inflation and the publication of statistical information conforming to international standards; the settlement of the long-lasting disputes with Argentina’s hold-out creditors and the return to the international financial markets; the gradual dismantling of subsidies and other measures that had practically crippled Argentina’s energy generation through the lack of any significant investment; the program for retirees and pensioners designed to put an end to decades of litigation over pension payments; and a tax amnesty that resulted in the declaration of over US$115 billion of undeclared assets by Argentine residents. The Central Bank has adopted numerous measures to correct economic imbalances and, as regulator of the banking system, is also implementing several measures to normalize the banking regulatory regime, including the elimination of restrictive regulations imposing limits on interest rates and fees. We expect that the new business environment will lead to a normalization of the banking system and, coupled with lower levels of inflation and increased economic growth, enable a strong recovery in lending activity.

•	Trends related to the international and local scenario

2016 was a year marked by significant events. In the international scenario, the vote for Brexit, new trends in developed economies, such as nationalist movements at the political level and protectionism on the economic one, Donald Trump being elected as president of the United States and the imbalances in the Chinese economy were some of the most relevant events that resulted in greater volatility in the international economic environment during 2016. According to BBVA research’s estimations, global economic growth is expected to be slightly above 3% in 2017, thanks to the support provided by central banks, the relative calm in the financial markets and the recovery of the emerging economies.

Domestically, 2016 was a transition year with significant changes, both at the political and economic level. Since the Macri Administration took office, a series of measures have been implemented, such as the agreement reached with the holdouts, the regularization of the foreign exchange market, the implementation of the Tax Amnesty Regime, the regularization of the INDEC and the return of the country to the international capital markets.

The regularization of the economic rules, the need to address the fiscal deficit, a much expected devaluation of the peso, the Central Bank’s decision to tackle inflation by raising interest rates, the reduction in the central government financing and the setting of targets for the next three years adversely affected economic activity, which resulted in a 2.3% decrease in GDP during 2016.

The economic activity has started to pick up since the second semester of 2016, and this positive trend is expected to continue in 2017, with an expected GDP growth of around 2.8%, according to BBVA research’s estimates. The agricultural sector and investment in infrastructure are expected to be key drivers for economic development and growth during the next years. A good number of announcements of investment were made during 2016 and expectations are that they will continue in 2017 and future years.

Inflation is expected to fall sharply during 2017 from 40% to a 12-17% range according to the Central Bank’s targets, although private analysts foresee a level close to 21%, at year end, thus expecting local interest rates to remain at relatively high levels. The fiscal deficit target for 2017 is 4.2% of GDP, with an expected reduction of 100 basis points both for 2018 and 2019, according to the Government’ budget.

In October 2017, middle-term elections will be held, where one-third of Senate and half of the Lower House members will be up for election. Composition of the Congress is not expected to change dramatically after the vote and the governing party is not expected to reach a majority in any of them. Nevertheless, these elections will test whether the government and its new policies still hold the support of the population.

•	Trends related to the Argentine financial sector

Argentina has a very small and fragmented financial sector compared with its peers in Latin America, with a loan to GDP and a deposit to GDP ratio of 12% and 15%, respectively, as of December 2016, in accordance with BCRA and BBVA research’s estimations. We believe that the financial sector has potential room to grow if adequate policies are implemented and inflation and interest rates are normalized.

In terms of the distribution network, the financial sector has a good penetration, with points of sales covering all the provinces, advanced technology and strong regulations that require good practices.

Regarding fundamental indicators, the financial sector maintained a good level of solvency, liquidity and asset quality during recent years. In terms of profitability, although domestic financial institutions have not had profits in real terms in recent years, mainly due to the high inflation environment, the Central Bank is playing an active role to mitigate inflation. In this sense, although lower interest margins are expected, lower rates might not necessarily result in lower profitability in real terms due to the fact that lower inflation, growth in the financial sector size, and an increase in terms of productivity are expected for the coming years, and these factors are potential drivers for a more solid and profitable financial sector.

During periods of high inflation, effective wages and salaries tend to fall and consumers adjust their consumption patterns to eliminate unnecessary expenses. The increase in inflationary risk may erode macroeconomic growth and further limit the availability of financing, causing a negative impact on our operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Argentina—If the current levels of inflation continue, the Argentine economy and our financial position and business could be adversely affected” of our 2016 Form 20-F. Inflation increases also have a negative impact on our operating expenses, in particular our personnel expenses.

•	Trends related to BBVA Francés

After a year of transition and adaptation to macroeconomic policies and regulations, we believe that the Argentine financial sector will grow in the years to come. In this context, BBVA Francés’ strategy is to be a leader in such growth, focusing on those priorities that will allow it to create value. We have defined a clear path of growth in clients and activity, with transformation and productivity as the core drivers. For this purpose, we expect to focus on the opportunities of the future, promoting digital developments and transformation of processes, with an emphasis on increasing our distribution capability, generating new sale channels and strengthening our efforts to increase productivity.

Results of Operations for the Three-Month Periods Ended March 31, 2017 and 2016

Overview

As previously discussed, we have not been legally required to restate our financial statements in constant currency as the inflation levels have remained below certain limits. However, inflation in Argentina has been very high in recent years including during the periods discussed herein, and our results of operations discussed below have therefore been significantly impacted by inflation. Because of this, in the discussions below we have focused on factors other than inflation that have contributed to the variation in our results of operations.

	Three-month period ended March 31,
	2017	2016	Variation
	(in thousands of pesos)%
Financial income	5,283,771	5,498,718	(214,947)	(3.9)%
Financial expenses	(2,217,322)	(2,515,026)	297,704	(11.8)%

Gross Intermediation Margin	3,066,449	2,983,692	82,757	2.8%
Allowance for Loan Losses	(323,969)	(161,351)	(162,618)	100.8%
Service charge income	2,515,223	1,725,652	789,571	45.8%
Service charge expenses	(1,281,121)	(794,569)	(486,552)	61.2%
Operating expenses	(2,899,037)	(2,101,298)	(797,739)	38.0%
Other income	1,438,624	250,483	1,188,141	474.3%
Other expenses	(563,998)	(148,487)	(415,511)	279.8%
Income tax	(317,392)	(550,303)	232,911	(42.3)%
Minority interest in subsidiaries	(29,009)	(38,735)	9,726	(25.1)%

Total	1,605,770	1,165,084	440,686	37.8%

Our net income for the three-month period ended March 31, 2017 was Ps.1,605.8 million, which represents a 37.8% increase from Ps.1,165.1 million for the three-month period ended March 31, 2016. This increase was mainly due to a 474.3% increase during the period in Other Income; a 45.8% increase in Service Charge Income; and, to a lesser extent to a 42.3% decrease in Income Tax; a 25.1% decrease in Minority Interest in Subsidiaries and a 2.8% increase in Gross Intermediation Margin; partially offset by a 38.0% increase in Operating Expenses; a 61.2% increase in Service Charge Expenses; a 279.8% increase in Other Expenses and a 100.8% increase in Allowances for Loans losses. However, please see “Recent Events After March 31, 2017—Recent events in connection with our calculation of income tax for the year ended December 31, 2016”.

Financial Income

Our Financial Income decreased by 3.9% to Ps.5,283.8 million in the three-month period ended March 31, 2017 from Ps.5,498.7 million in the three-month period ended March 31, 2016. The components of our Financial Income are reflected in the following table.

	Three-month period ended March 31,
	2017	2016	Variation
	(in thousands of pesos)%
Interest on loans to the financial sector (1)	90,605	112,598	(21,993)	(19.5)%
Interest on overdraft (2)	769,018	691,193	77,825	11.3%
Interest on loans with privileged guarantees (3)	386,772	372,157	14,615	3.9%
Interest on credit card loans (4)	1,064,647	984,737	79,910	8.1%
Interest on other loans (5)	1,643,283	1,450,987	192,296	13.3%
Net income from government and corporate securities (6)	595,044	983,233	(388,189)	(39.5)%
Interest from other receivables from financial transactions (7)	548	152	396	260.5%
Indexation by benchmark stabilization coefficient (CER) clause (8)	100,285	161,520	(61,235)	(37.9)%
Other (9)	633,569	742,141	(108,572)	(14.6)%

Total	5,283,771	5,498,718	(214,947)	(3.9)%

For simplification purposes, the presentation of Financial Income included herein shows fewer categories of Financial Income than in our Condensed Consolidated Interim Financial Statements. For further information and a greater level of detail on the different components of our Financial Income, see our Condensed Consolidated Interim Financial Statements.

(1)	Presented as “interest on loans to the financial sector” in our Condensed Consolidated Interim Financial Statements.
(2)	Presented as “interest on overdraft” in our Condensed Consolidated Interim Financial Statements.
(3)	Included in “interest on real estate mortgage” and “interest on collateral loans” in our Condensed Consolidated Interim Financial Statements.
(4)	Presented as “interest on credit card loans” in our Condensed Consolidated Interim Financial Statements.
(5)	Included in “interest on discounted instruments”, “interest on other loans” and “income from Federal Government secured loans—Decree Nr. 1387/01” in our Condensed Consolidated Interim Financial Statements.
(6)	Presented as “net income from governmental and private securities” in our Condensed Consolidated Interim Financial Statements.
(7)	Presented as “interest from other receivables from financial transactions” in our Condensed Consolidated Interim Financial Statements.
(8)	Presented as “indexation by Benchmark Stabilization Coefficient (CER)” in our Condensed Consolidated Interim Financial Statements.

(9) Included in “interest on financial leases”, “gold and foreign currency exchange difference” and “other” in our Condensed Consolidated Interim Financial Statements.

The decrease in Financial Income in the three-month period ended March 31, 2017 compared with the same period of 2016 was mainly due to a 39.5% decrease in net income from government and corporate securities (mainly due to a lower average portfolio in pesos-denominated public securities as consequence of the sales of this type of securities), a decrease in other financial income (mainly due to the decrease in foreign currency exchange difference. The appreciation of the nominal exchange rate generated Ps.91 million losses on revaluation of net foreign currency-denominated assets), a decrease in indexation by benchmark stabilization coefficient (CER) and a decrease in interest on loans to the financial sector; partially offset by an increase in interest on other loans, interest on credit card loans, interest on overdraft, interest on loans with privileged guarantees and interest from other receivables from financial transactions. Financial Income was also adversely affected by higher balances of physical bills held by us in the three-month period ended March 31, 2017 as a result of the BCRA’s policy to limit acceptance of physical bills from financial institutions. These assets do not earn interest income, adversely affecting our Financial Income.

The CER is an index that reflects the variation in inflation in Argentina and is calculated based on the daily variations in the CPI as determined by the INDEC. The indexation by CER clause represents the recognition of the adjustment for loans indexed by CER. As of March 31, 2017 and 2016, we held Ps.2,223.0 million and Ps.1,501.1 million, respectively, of CER-indexed assets, which represented 1.21% and 1.30%, respectively, of our total assets as of such dates. These CER-indexed assets were mainly federal government secured bonds due in 2020 and a smaller amount of federal government secured loans that we received as a consequence of several swaps made since 2001 in the context of Argentina’s sovereign debt restructuring process.

The variation in the interest component of Financial Income results from a decrease in the average nominal interest rate of interest earning assets, which more than offset the increase in the average volume of interest earning assets as shown in the table below. The following table sets forth the changes in the interest component of Financial Income due to increases or decreases in the volume of interest-earning assets and increases or decreases in the average nominal rates of interest-earning assets.

Three-month period ended March 31, 2017 vs. three-month period ended March 31, 2016 Increase/(Decrease)
Interest component of Financial Income due to changes in:	(in thousands of pesos)
the volume of interest-earning assets	803,011
average nominal rates of interest-earning assets	(966,699)

Net Change	(163,688)

Financial Expenses

Financial Expenses decreased by 11.8% to Ps.2,217.3 million in the three-month period ended March 31, 2017 from Ps.2,515.0 million in the three-month period ended March 31, 2016. The components of our Financial Expenses are reflected in the following table.

	Three-month period ended period ended March 31,
	2017	2016	Variation
	(in thousands of pesos)%
Interest on checking accounts (1)	14,811	—	14,811	—
Interest on savings deposits (2)	7,760	7,957	(197)	(2.5)%
Interest on time deposit (3)	1,534,706	1,842,388	(307,682)	(16.7)%
Interest on other liabilities from financial transactions (4)	145,243	148,066	(2,823)	(1.9)%
Indexation by benchmark stabilization coefficient (CER) (5)	1,915	127	1,788	1,407.9%
Other (6)	512,887	516,488	(3,601)	(0.7)%

Total	2,217,322	2,515,026	(297,704)	(11.8)%

For simplification purposes, the presentation of Financial Expenses included herein shows fewer categories of Financial Expenses than in our Condensed Consolidated Interim Financial Statements. For further information and a greater level of detail on the different components of our Financial Expenses, see our Condensed Consolidated Interim Financial Statements.

(1)	Presented as “interest on checking accounts” in our Condensed Consolidated Interim Financial Statements.
(2)	Presented as “interest on savings deposits” in our Condensed Consolidated Interim Financial Statements.
(3)	Presented as “interest on time deposit” in our Condensed Consolidated Interim Financial Statements.
(4)	Presented as “interest on other liabilities from financial transactions” in our Condensed Consolidated Interim Financial Statements.
(5)	Presented as “indexation by CER” in our Condensed Consolidated Interim Financial Statements.
(6)	Included in “interest on inter-financial financing—(Calls borrowed)”, “interest on other financing from financial institutions”, “other interest”, “contribution to the deposit guarantee fund”, “gold and foreign currency exchange difference” and “other” in our Condensed Consolidated Interim Financial Statements.

The decrease in Financial Expenses during the three-month period ended March 31, 2017 compared with the same period of 2016 was mainly due to decreases in interest on time deposit (mainly due to a reduction in the rates at which these products are remunerated, driven in turn by the reduction of the reference rate by BCRA as a result of its goal of lowering inflation), other financial expenses, interest on other liabilities from financial transactions and interest on savings deposits; partially offset by an increase in interest on checking accounts and indexation by benchmark stabilization coefficient.

Taxes on Financial Income and Contributions to the Bank Deposit Guarantee Insurance System, included within Other Financial Expenses, amounted to Ps.404.2 million and Ps.456.0 million during the three-month periods ended March 31, 2017 and 2016, respectively. Contributions to the Bank Deposit Guarantee Insurance System decreased during the more recent period due to a reduction in the monthly contributions applied to the average daily balances of certain deposits.

The variation in interest component of Financial Expenses reflected a decrease in the average nominal rates of interest bearing liabilities as shown in the table below, which more than offset an increase in average volume of interest-bearing liabilities. The following table sets forth the changes in the interest component of Financial Expenses due to increases or decreases in the volume of interest-bearing liabilities and increases or decreases in the average nominal rates of interest-bearing liabilities.

Three-month period ended March 31, 2017 vs. three-month period ended March 31, 2016 Increase/(Decrease)
Interest component of Financial Expense due to changes in:	(in thousands of pesos)
the volume of interest-bearing liabilities	329,356
average nominal rates of interest-bearing liabilities	(587,899)

Net Change	(258,543)

Gross Intermediation Margin

Our Gross Intermediation Margin (defined as Financial Income minus Financial Expenses) of Ps.3,066.4 million in the three-month period ended March 31, 2017 represented a 2.8% increase over our Gross Intermediation Margin of Ps.2,983.7 million in the same period of the prior year. The following table sets forth the changes in the components of our Gross Intermediation Margin due to volume and average nominal rates for the periods discussed herein:

Three-month period ended March 31, 2017 vs. three-month period ended March 31, 2016 Increase/(Decrease)
Gross Intermediation Margin due to changes in:	(in thousands of pesos)
the volume of interest-earning assets and interest-bearing liabilities	473,655
average nominal rates of interest-earning assets and interest-bearing liabilities	(378,800)

Net Change	94,855

The increase in the Gross Intermediation Margin during the three-month period ended March 31, 2017 compared with the same period of 2016 was principally due to an increase in the volume of interest-earning assets and interest-bearing liabilities, partially offset by a decrease in the average nominal rates of interest-earning assets and interest-bearing liabilities. Although our Gross Intermediation Margin increased, it was adversely affected by the negative impact generated by the increase in the stock of cash caused by the reluctance of the Central Bank to receive cash from financial institutions, as well as with the impossibility of using such cash to meet the cash requirements imposed by the BCRA, and the appreciation of the peso. Our business model contemplates the collection of a substantial amount of bills from large retail corporations as a way to promote business within the retail sector. Collecting bills generates a surplus of bills that we used to deposit in our current account in the Central Bank and then allocate to profitable assets. During 2016, the Central Bank started to show reluctance to receive bills from financial institutions and, consequently, our peso bills balance increased above normal levels, adversely affecting our income as those funds yielded zero interest. During the three-month period ended March 31, 2017, we registered higher than expected cash balances (representing a 60% increase from the last quarter of 2016), representing more than double the required operating cash, impacted margins by Ps.191 million.

See “Selected Statistical Information—Average Balance Sheets, Interest Earned on Interest-Earning Assets and Interest Paid on Interest-Bearing Liabilities” and “Selected Statistical Information—Interest-Earning Assets: Net Interest Margin and Spread”.

Allowance for Loan Losses

Allowance for Loan Losses totaled Ps.324.0 million in the three-month period ended March 31, 2017, representing a 100.8% increase compared with Ps.161.4 million of Allowance for Loan Losses in the three-month period ended March 31, 2016 due to a deterioration in the loan portfolio, as reflected by the increase in the ratio of arrears, as consequence of high inflation rates and the increase of the unemployment rate in Argentina and, to a lesser extent, due to increases in the loan portfolio.

The non-performing loan portfolio amounted to Ps.707.9 million at March 31, 2017, representing a 14.9% increase compared with Ps.616.1 million at December 31, 2016. The non-performing loan portfolio ratio increased to 0.84% at March 31, 2017 from 0.80% at December 31, 2016, while the coverage ratio (non-performing loans /allowances of loans) was 248.3% as of March 31, 2017 from 262.7% at December 31, 2016.

Our management believes that our allowance for loan losses is adequate to cover any known losses and any losses inherent in our loan portfolio.

Service Charge Income

Service Charge Income increased by 45.8% to Ps.2,515.2 million for the three-month period ended March 31, 2017 from Ps.1,725.6 million for the same period of 2016. The increase was driven mainly by income originating in greater credit card consumption, higher activity and the increased prices for deposit accounts and higher commissions generated by subsidiaries. The following table provides a breakdown of Service Charge Income by category.

	Three-month period ended March 31,
	2017	2016	Variation
	(in thousands of pesos)%
Service charges on deposit accounts	630,606	420,964	209,642	49.8%
Credit card operations	885,882	698,296	187,586	26.9%
Other fees related to foreign trade	74,633	65,130	9,503	14.6%
Credit-related fees	355,038	137,818	217,220	157.6%
Fund management fees	91,541	42,680	48,861	114.5%
Capital markets and securities activities	19,175	13,209	5,966	45.2%
Rental of safety deposit boxes	74,202	52,529	21,673	41.3%
Fees related to guarantees	443	225	218	96.9%
Insurance agency	169,629	147,098	22,531	15.3%
Other	214,074	147,703	66,371	44.9%

Total	2,515,223	1,725,652	789,571	45.8%

Service charges on deposit accounts are comprised principally of maintenance fees on checking and savings accounts and transaction fees on checking accounts. These fees increased by 49.8% from Ps.421.0 million in the three-month period ended March 31, 2016 to Ps.630.6 million in the three-month period ended March 31, 2017. The increase was mainly due to increases in the volume and number of transactions of such accounts. This positive trend is also supported by the fact that since September 2016 we are permitted to increase our charges and fees on deposits without authorization of the BCRA. At March 31, 2017, we had 4,186,913 deposit accounts compared with 3,566,251 accounts at March 31, 2016.

Income from credit card operations, which consists of customer fees, retailer transaction fees, merchant processing fees and penalty charges, increased by 26.9% to Ps.885.9 million in the three-month period ended March 31, 2017 from Ps.698.3 million in the same period of 2016. The increase was mainly due to increases in activity and in the use of credit cards. At March 31, 2017, the total number of credit cards issued by us amounted to 3,337,585, compared with 3,020,866 at March 31, 2016.

Other fees related to foreign trade increased by 14.6% from Ps.65.1 million in the three-month period ended March 31, 2016 to Ps.74.6 million in the three-month period ended March 31, 2017. The increase was mainly due to increases in fees charged and number of transfers abroad.

Credit-related fees increased by 157.6% from Ps.137.8 million in the three-month period ended March 31, 2016 to Ps.355.0 million in the same period of 2017. The increase was mainly due to the increase of new loans granted by us and our subsidiary PSA Finance through subsidy agreements with car manufacturers.

Fund management fees increased by 114.5% from Ps.42.7 million in the three-month period ended March 31, 2016 to Ps.91.5 million in the three-month period ended March 31, 2017, due principally to the increase in the funds under management by BBVA Francés Asset Management (a subsidiary of the Bank) and BBVA Francés itself.

Income from capital markets and securities activities principally represents fees from underwriting and placement of corporate bonds, commercial paper and equity securities. It also reflects fees of the corporate advisory business, but excludes gains from trading government securities. Trading gains or losses are included in “Financial Income” or “Financial Expenses”, respectively, under “Net income/(expense) from government and corporate securities”. Finally, income from capital markets and securities activities also includes brokerage commissions earned by BBVA Francés Valores, BBVA Francés’ securities brokerage subsidiary, but does not include similar income earned by BBVA Francés itself, which is recorded as “Financial Income” under “Net income from government and corporate securities”. Income from capital markets and securities activities increased by 45.2% from Ps.13.2 million in the three-month period ended March 31, 2016 to Ps.19.2 million in the three-month period ended March 31, 2017, mainly due to higher volumes of securities trading.

Rental of safety deposit boxes increased by 41.3% from Ps.52.5 million in the three-month period ended March 31, 2016 to Ps.74.2 million in the same period of 2017. The increase was mainly due to the increase in the fees charged for this service.

Fees related to guarantees increased by 96.9% from Ps.0.2 million in the three-month period ended March 31, 2016 to Ps.0.4 million in the three-month period ended March 31, 2017. This increase reflects the increase in the level of activity in guarantees granted.

Fees related to insurance agency increased by 15.3% from Ps.147.1 million in the three-month period ended March 31, 2016 to Ps.169.6 million in the same period of 2017. The increase reflects higher volume of commissions charged by us on the sale of insurance products relating to cars, houses and leasing transactions. Since September 1, 2016 financial institutions are prohibited from imposing any type of commissions and/or fees on life insurance products linked to new loan sales.

Other service charge income increased by 44.9% from Ps.147.7 million in the three-month period ended March 31, 2016 to Ps.214.1 million in the three-month period ended March 31, 2017, mainly due to an increase in the fees charged by us for the use ATMs.

Service Charge Expenses

Service Charge Expenses, which consist of fees related to the credit and debit cards and taxes on service charge income, increased by 61.2% to Ps.1,281.1 million in the three-month period ended March 31, 2017 from Ps.794.6 million in the same period of 2016, mainly as result of the increase in commissions paid for the Latam Pass Program, which includes the campaign for attracting new clients, and for credit card and insurance promotions.

Operating Expenses

Operating Expenses increased by 38.0% to Ps.2,899.0 million in the three-month period ended March 31, 2017 from Ps.2,101.3 million in the same period of 2016.

The components of our Operating Expenses are reflected in the table below:

	Three-month period ended March 31,
	2017	2016	Variation
	(in thousands of pesos)%
Personnel expenses (1)	1,497,658	1,112,964	384,694	34.6%
Fees and external administrative services (1)	130,370	98,553	31,817	32.3%
Taxes (2)	279,511	198,629	80,882	40.7%
Utilities (3)	48,386	35,764	12,622	35.3%
Depreciation of Bank property and equipment (4)	87,628	54,142	33,486	61.8%
Credit card advertising and issuance expense (5)	27,612	22,509	5,103	22.7%
Courier transportation (6)	80,244	47,958	32,286	67.3%
Advertising and promotion (excluding credit card advertising) (7)	69,190	58,340	10,850	18.6%
Maintenance and repairs (3)	134,038	98,557	35,481	36.0%
Business travel and development (1)	17,340	13,363	3,977	29.8%
Staff welfare (1)	40,851	30,888	9,963	32.3%
Amortization of organization and development expenses (8)	24,846	18,926	5,920	31.3%
Rentals (3)	112,106	94,632	17,474	18.5%
Other (6)	349,257	216,073	133,184	61.6%

Total	2,899,037	2,101,298	797,739	38.0%

The presentation included herein shows additional categories of operating expenses in order to provide greater detail regarding each of the components than the categories of operating expenses included in our Condensed Consolidated Interim Financial Statements.

(1)	Included as part of “payroll expenses” in our Condensed Consolidated Interim Financial Statements.
(2)	Presented as “taxes” in our Condensed Consolidated Interim Financial Statements.
(3)	Included as part of “other operating expenses” in our Condensed Consolidated Interim Financial Statements.
(4)	Presented as “fixed assets depreciation” in our Condensed Consolidated Interim Financial Statements.
(5)	Included as part of “advertising and publicity” and “others” in our Condensed Consolidated Interim Financial Statements.
(6)	Included as part of “other operating expenses” and “others” in our Condensed Consolidated Interim Financial Statements.
(7)	Included as part of “advertising and publicity” in our Condensed Consolidated Interim Financial Statements.
(8)	Presented as “organizational expenses amortization” in our Condensed Consolidated Interim Financial Statements.

The largest component of Operating Expenses in each of the periods discussed was personnel expenses, which increased by 34.6% to Ps.1,497.6 million in the three-month period ended March 31, 2017 from Ps.1,113.0 million in the same period of 2016, in both periods principally as a result of increases in salaries (which include payroll, termination payments and bonuses) as well as increased staffing. Salaries vary annually mainly as a result of the negotiation between banking associations and trade unions, and generally follow the inflation trends in Argentina.

The number of our full-time employees increased from 5,872 as of March 31, 2016 to 6,219 as of March 31, 2017 (excluding 12 employees from non-banking subsidiaries at March 31, 2017 and 2016, respectively).

Fees and external administrative services increased by 32.3% to Ps.130.4 million in the three-month period ended March 31, 2017 from Ps.98.5 million in the same period of 2016. The increase was mainly related to increases in the cost of services, especially those related to legal services.

Taxes, other than income tax, such as municipal taxes and taxes over banking transactions, increased by 40.7% to Ps.279.5 million in the three-month period ended March 31, 2017 from Ps.198.6 million in the same period of 2016. The increase was mainly due to the increase in the overall volume of transactions during the period.

Utilities costs increased by 35.3% to Ps.48.4 million in the three-month period ended March 31, 2017 from Ps.35.8 million in the same period of 2016. The increase in costs was mainly due to an increase in the general level of activity of the Bank and in the cost of utility services.

Depreciation of Bank property and equipment increased by 61.8% to Ps.87.6 million in the three-month period ended March 31, 2017 from Ps.54.1 million in the same period of 2016. The increase was principally the result of higher investment in technology.

Credit card advertising and issuance expenses increased by 22.7% to Ps.27.6 million in the three-month period ended March 31, 2017 from Ps.22.5 million in the same period of 2016. The increase was mainly due to expenses related to debit and credit cards.

Courier transportation increased by 67.3% to Ps.80.2 million in the three-month period ended March 31, 2017 from Ps.47.9 million in the same period of 2016. The increase was mainly due to increases in the cost of the service.

Advertising and promotion fees increased by 18.6% to Ps.69.2 million in the three-month period ended March 31, 2017 from Ps.58.3 million in the same period of 2016. The increase was mainly due to higher fees paid to advertising agencies for advertising campaigns.

Maintenance and repair expenses increased by 36.0% to Ps.134.0 million in the three-month period ended March 31, 2017 from Ps.98.6 million in the same period of 2016. The increase was mainly due to higher fees for maintenance and repair services.

Business travel and development expenses increased by 29.8% to Ps.17.3 million in the three-month period ended March 31, 2017 from Ps.13.4 million in the same period of 2016. The increase was mainly due to an overall increase in business trips and in the numbers of trips abroad.

Staff welfare expenses increased by 32.3% to Ps.40.8 million in the three-month period ended March 31, 2017 from Ps.30.9 million in the same period of 2016. The increase mainly reflects the granting of additional personnel benefits to our employees, such as benefits for pre-schooling.

Amortization of organization and development expenses increased by 31.3% to Ps.24.8 million in the three-month period ended March 31, 2017 from Ps.18.9 million in the same period of 2016. The increase was mainly caused by the addition of new intangible assets to the organization and the development expenses line item.

Rentals expenses increased by 18.5% to Ps.112.1 million in the three-month period ended March 31, 2017 from Ps.94.6 million in the same period of 2016. The increase was mainly due to an increase in rental rates of our leased real property. As of March 31, 2017 and 2016 our branch network consisted of 252 (of which 113 were located in properties we own and 139 were located in properties we lease) and 251 branches (of which 112 were located in properties we own and 139 were located in properties we lease), respectively.

Other operating expenses increased by 61.6% to Ps.349.3 million in the three-month period ended March 31, 2017 from Ps.216.1 million in the same period of 2016. The increase was mainly due to the greater number of bills transported due to the increase in bills in circulation.

Other Income

Other Income increased by 474.3% to Ps.1,438.6 million in the three-month period ended March 31, 2017 from Ps.250.5 million in the same period of 2016.

The increase in Other Income was mainly due to an increase in Other Income-other (mainly due to Ps.1,185.8 million of income recorded due to the application of the adjustment for inflation in the calculation of the income tax for the year 2016, as described in Note 4.1 to our Condensed Consolidated Interim Financial Statements), an increase in deferred income tax, a 157.1% increase in gains from the sale of premises and equipment and other assets, and a 2.7% increase in punitive interest; partially offset by a 56.8% decrease in adjustment and interest for other receivables, a 39.3% decrease in loans recovered and reversals of allowances, a 59.5% decrease in long-term investments and a 78.5% decrease in rentals.

On May 10, 2017 the Board of Directors of the Bank approved the Bank´s income tax determination for the fiscal year ended December 31, 2016 and approved commencing a legal action seeking that certain provisions of Argentine Law Nr. 20,628 be declared unconstitutional based on case law and applicable rulings of the Supreme Court of Argentina that allowed the application of an inflation adjustment mechanism when the lack of such mechanism resulted in a confiscatory effect to the tax payer. The Bank considers that the impact of not applying such adjustment mechanism is confiscatory for the Bank for fiscal year ended December 31, 2016. On the same date, the Bank filed its tax return for the year ended December 31, 2016 applying the above mentioned inflation adjustment mechanism which represented the recognition of “Other Income” for Ps.1,185.8 million. On May 12, 2017, based on certain judicial precedents, we filed a legal action with the Contentious Administrative Federal Court Nr. 12, Secretariat Nr. 23, seeking that such court declare unconstitutional certain provisions of Argentine law that prevented us from applying such inflation adjustment mechanism. See Note 4.1 to the Condensed Consolidated Interim Financial Statements and “Recent events after March 31, 2017” below for further details.

Other Expenses

Other Expenses increased by 279.8% to Ps.564.0 million in the three-month period ended March 31, 2017 from Ps.148.5 million in the same period of 2016.

The increase in Other Expenses was mainly due to a 931.0% increase in Other Expenses-other from Ps.40.7 million in the three-month period ended March 31, 2016 to Ps.419.9 million in the same period of 2017, due, in turn, to the regularization in the social charges rate used since December 2013 until March 2017; a 33.8% increase in charge for uncollectability of other receivables and other allowances from Ps.94.0 million in the three-month period ended March 31, 2016 to Ps.125.8 million in the same period of 2017; a 73.6% increase in claims for damages from Ps.6.8 million in the three-month period ended March 31, 2016 to Ps.11.9 million in the same period of 2017; a 21.9% increase in donations from Ps.2.6 million in the three-month period ended March 31, 2016 to Ps.3.2 million in the same period of 2017; and a 11.4% increase in depreciation on differences paid on constitutional protection actions from Ps.2.4 million in the three-month period ended March 31, 2016 to Ps.2.7 million in the same period of 2017.

These increases were partially offset by a 88.9% decrease in punitive interests and charges in favor of the Central Bank from Ps.1.5 million in the three-month period ended March 31, 2016 to Ps.0.2 million in the same period of 2017, and a 4.9% decrease in depreciation on other assets from Ps.0.39 million in the three-month period ended March 31, 2016 to Ps.0.37 million in the same period of 2017.

Regarding the regularization in the social charges rate mentioned above, since December 2013, we had applied a 17% rate (instead of 21%) for payment of social security contributions. Applicable law imposed the 17% rate to corporations in which the government holds a participation and the Argentinean government has held shares in BBVA Francés through the Sustainability Guarantee Fund (Fondo de Garantía de Sustentabilidad) since the nationalization of AFJP in 2008. Since the Argentine tax authority (AFIP) has challenged the application of the 17% rate in certain similar cases during the first quarter of 2017, we decided to regularize the situation for the period between December 2013 and March 2017, and apply the 21% rate, following a proceeding established by Law 27,260, which has resulted in a charge of Ps.393.6 million.

For simplification purposes, the presentation included herein of Other Expenses differs from the presentation of Other Expenses included in our Condensed Consolidated Interim Financial Statements. “Other Expenses-other” are included as part of “Other” in our Condensed Consolidated Interim Financial Statements. “Claims for damages”, and “Increase in donations” are presented as “charge for uncollectibility of other receivables and other allowances” in our Condensed Consolidated Interim Financial Statements. “Depreciation on differences paid on constitutional protection actions” is presented as “amortization of difference arising from judicial resolutions” in our Condensed Consolidated Interim Financial Statements. “Punitive interests and charges in favor of the Central Bank” are presented as “Punitive interests and charges paid to BCRA” in our Condensed Consolidated Interim Financial Statements. Lastly, “Depreciation on other assets” is presented as “Depreciation and losses from miscellaneous assets” in our Condensed Consolidated Interim Financial Statements.

Income Tax

Income Tax expense was Ps.317.4 million in the three-month period ended March 31, 2017, representing a 42.3% decrease from Ps.550.3 million in the same period of 2016. The decrease was mainly due to a lower tax base due to the adjustment for inflation referred to above. However, please see “Recent Events After March 31, 2017—Recent events in connection with our calculation of income tax for the year ended December 31, 2016”. The effective rate for income tax for the first quarter of 2017 was 43% as a result of fewer tax deductions available for insolvency provisions and 32.1% at March 31, 2016.

Our effective income tax rate differs from the statutory income tax rate applicable to us. The difference between the statutory rate and the effective rate is principally due to several factors. First, income from equity investments is not to be computed for tax calculation purposes. The results from branches located in Tierra del Fuego as well as the interest for guaranteed loans are also exempted from taxation. Second, the effective tax rate is affected by the different treatment of loan loss provisions for financial and tax reporting purposes. Finally, government securities are generally marked-to-market for tax reporting purposes, with unrealized gains and losses included in taxable income even if such securities are accounted for on a cost-plus-yield basis for financial reporting purposes. The following table illustrates, for each period, the income before tax, the income tax expense that would have been payable at the statutory rate, various adjustments and our actual income tax expense.

	Three-month period ended March 31,
	2017	2016
	(in thousands of pesos, except percentages)
Net Income before income tax and minority interest	1,952,171	1,754,122
Statutory tax rate	35%	35%
Income tax (at statutory rate)	683,260	613,943
Deferred tax	68,675	(15,711)
Tax-exempt income	(24,149)	(40,349)
Allowances on deferred tax assets	(68,675)	13,895
Other	(341,719)	(21,475)

Income tax loss	317,392	550,303

Income tax loss, net	317,392	550,303
Actual income tax	(317,392)	(550,303)
Deferred income tax (1)	—	—

(1)	Included in Other Income and Income Tax.

Results on minority interest in subsidiaries

Results on minority interest in subsidiaries were Ps.29.0 million and Ps.38.7 million for the three-month periods ended March 31, 2017 and 2016, respectively. The decrease was mainly due to lower net income of our subsidiary PSA Compañía Financiera (in which we hold a 50% interest), partially offset by an increase in the net income of our subsidiary Volkswagen Financial Services (in which we hold a 51% interest since September 2016).

Financial Condition

	As of
	March 31, 2017	December 31, 2016	Variation
	(in thousands of pesos, except percentages)
Assets
Cash and due from banks	41,149,363	48,226,107	(7,076,744)	(14.7)%
Government and corporate securities	24,238,431	12,738,809	11,499,622	90.3%
Loans	82,911,605	78,889,921	4,021,684	5.1%
Other receivables from financial transactions	26,190,719	2,427,906	23,762,813	978.7%
Receivables from financial leases	2,088,865	2,046,971	41,894	2.0%
Investments in other companies	535,221	507,625	27,596	5.4%
Other receivables	2,647,160	2,469,268	177,892	7.2%
Premises and equipment	3,323,370	3,198,298	125,072	3.9%
Other assets	937,101	920,009	17,092	1.9%
Intangible assets	331,419	315,811	15,608	4.9%
Suspense items	10,993	11,986	(993)	(8.3)%

Total assets	184,364,247	151,752,711	32,611,536	21.5%

Liabilities
Deposits	122,822,030	114,621,753	8,200,277	7.2%
Other liabilities from financial transactions	37,891,313	13,785,682	24,105,631	174.9%
Other liabilities	4,570,620	4,815,144	(244,524)	(5.1)%
Allowances	1,346,862	1,406,472	(59,610)	(4.2)%
Suspense items	39,466	43,484	(4,018)	(9.2)%

Total liabilities	166,670,291	134,672,535	31,997,756	23.8%

Minority interest in subsidiaries	539,151	620,141	(80,990)	(13.1)%
Stockholders’ equity	17,154,805	16,460,035	694,770	4.2%

Total liabilities and stockholders’ equity	184,364,247	151,752,711	32,611,536	21.5%

Total Assets

At March 31, 2017 we had total assets of Ps.184,364.2 million, which represented a 21.5% increase from Ps.151,752.7 million of total assets as of December 31, 2016.

The increase was mainly due to a 978.7% increase in other receivables from financial transactions from Ps.2,427.9 million at December 31, 2016 to Ps.26,190.7 million at March 31, 2017; a 90.3% increase in government and corporate securities from Ps.12,738.8 at December 31, 2016 to Ps.24,238.4 million at March 31, 2017; a 5.1% increase in loans net of allowances from Ps.78,889.9 million at December 31, 2016 to Ps.82,911.6 million at March 31, 2017; a 7.2% increase in other receivables from Ps.2,469.3 million at December 31, 2016 to Ps.2,647.2 million at March 31, 2017; a 3.9% increase in bank premises and equipment from Ps.3,198.3 million at December 31, 2016 to Ps.3,323.4 million at March 31, 2017; a 2.0% increase in receivables from financial leases from Ps.2,047.0 at December 31, 2016 to Ps.2,088.9 million at March 31, 2017; a 5.4% increase in investments in other companies from Ps.507.6 million at December 31, 2016 to Ps.535.2 million at March 31, 2017; a 1.9% increase in other assets from Ps.920.0 million at December 31, 2016 to Ps.937.1 million at March 31, 2017 and a 4.9% increase in intangible assets from Ps.315.8 million at December 31, 2016 to Ps.331.4 million at March 31, 2017. These increases were partially offset by a 14.7% decrease in cash and due from banks from Ps.48,226.1 million at December 31, 2016 to Ps.41,149.4 million at March 31, 2017 and a 8.3% decrease in suspense items from Ps.12.0 million at December 31, 2016 to Ps.11.0 million at March 31, 2017.

Total Liabilities and Stockholders’ Equity

At March 31, 2017, we had total liabilities and minority interests in subsidiaries of Ps.167,209.4 million, which represented a 23.6% increase from the Ps.135,292.7 million at December 31, 2016. The increase was mainly due to a 174.9% increase in other liabilities from financial transactions from Ps.13,785.7 million at December 31, 2016 to Ps.37,891.3 million at March 31, 2017 and a 7.2% increase in deposits from Ps.114,621.7 million at December 31, 2016 to Ps.122,822.0 million at March 31, 2017. These increases were partially offset by a 5.1% decrease in other liabilities from Ps.4,815.1 million at December 31, 2016 to Ps.4,570.6 million at March 31, 2017; a 13.1% decrease in minority interests in subsidiaries from Ps.620.1 million at December 31, 2016 to Ps.539.1 million at March 31, 2017; a 4.2% decrease in allowances from Ps.1,406.5 million at December 31, 2016 to Ps.1,346.9 million at March 31, 2017 and a 9.2% decrease in suspense items from Ps.43.5 million at December 31, 2016 to Ps.39.5 million at March 31, 2017.

Stockholders’ equity increased by 4.2% from Ps.16,460.0 million at December 31, 2016 to Ps.17,154.8 million at March 31, 2017. The increase resulted mainly from Ps.1,605.8 million of net income for the period between March 31, 2017 and December 31, 2016, less the distribution of Ps.911 million of dividends in cash, authorized by our shareholders’ meeting of March 30, 2017. In addition we increased our legal and voluntary reserves during the period by Ps.728.7 million and Ps.2,003.9 million, respectively, against retained earnings.

Significant changes in financial condition

Other receivables from financial transactions recorded a significant increase in the first three months of 2017 mainly due to the amounts receivable for spot and forward sales to be settled, particularly in repurchase agreements, and forward sales to be settled in foreign currency. These types of transactions are generally conducted on daily and on a very short-terms basis (one to five days). Other liabilities from financial transactions also increased during the same period mainly due to the increase in the number of instruments to be delivered for spot and forward sales to be settled, particularly in repurchase agreements, and forward sales to be settled in foreign currency.

Government and corporate securities increased during the three-month period ended March 31, 2017 principally due to the increase in the stock of instruments issued by the BCRA (Letras del Banco Central or “LEBAC”) as consequence of the implementation of the new monetary policy, which resulted in a greater liquidity in repo-transactions with LEBAC instead in other types of transactions.

The loan portfolio to the private sector totaled Ps.82,744.5 million at March 31, 2017, representing a 5.5% increase since December 31, 2016. Loans denominated in pesos increased by 2.9% whereas those denominated in foreign currency grew by 17.6%, mainly due to an increase in consumer, personal and car loans. Commercial loans increased by 5% during the quarter.

Cash and due from banks and correspondents decreased during the first three months of 2017 principally due to the decrease in cash in foreign currency and in the checking account denominated in pesos held by us at the BCRA.

Deposits increased in line with the growth shown by the Argentine financial sector. Time deposits, savings and checking accounts increased by 13.0%, 10.3% and 2.8%, respectively. Peso-denominated deposits increased by 9.8% in the three-month period ended March 31, 2017 and those in foreign currency grew by 2.2% over the same period. As of March 31, 2017, deposits in foreign currency reached Ps.40,573.3 million, representing 33% of our total deposits. Total deposits reached Ps.122,822.0 million, growing 7.2% in the quarter, driven mainly by deposits in pesos, including those resulting from the Tax Amnesty Regime. Demand deposits represented 66% of our total deposits and 57% of the deposits in pesos at March 31, 2017.

Liquidity and Capital Resources

Asset and Liability Management

The purpose of the asset and liability management is to structure our consolidated balance sheet in light of interest rates, liquidity and foreign exchange risks, as well as market risk, public sector risk and our capital structure. Our Asset and Liability Committee establishes specific limits with respect to risk exposure, sets forth our policy with respect to pricing and approves commercial policies which may have a financial impact on our balance sheet. It is also responsible for the follow-up of monetary aggregates and financial variables, our liquidity position, regulations from the Central Bank and monitoring the competitive environment in assets, liabilities and interest rates.

Liquidity

Our asset and liability management policy attempts to ensure that sufficient liquidity is available to meet our funding requirements. As a measure of our liquidity, our ratio of liquid assets to total deposits was 53.24% and 53.19% at March 31, 2017 and December 31, 2016, respectively. Liquid assets include cash, amounts due from banks and government and corporate securities.

Our primary source of funds is our deposit base, which primarily consists of peso- and dollar-denominated deposits in checking accounts, savings accounts and time deposits from individuals and corporations. Deposits at March 31, 2017 totaled Ps.122,822.0 million compared with Ps.114,621.8 million at December 31, 2016.

On July 15, 2003, an extraordinary shareholders’ meeting approved the setting up of a program for the issuance and re-issuance of ordinary non-convertible corporate bonds with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares (the “Program”). In 2007 the Program was extended for five additional years and the maximum aggregate amount of issuances was successively increased to US$750,000,000.

As of March 31, 2017 we had issued 22 series for Ps.3,603.7 million of corporate bonds under the Program, with a maturity between one and three years, and subject to floating interest rates. The bonds have been fully subscribed and paid in and they must be amortized at maturity.

As of March 31, 2017 and December 31, 2016, the outstanding principal and accrued interest under the Program amounted to Ps.1,644.4 million (in connection with series 11, 13, 16, 17, 18, 19, 20, 21 and 22 of corporate bonds) and Ps.1,798.4 million (in connection with series 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of corporate bonds), respectively.

As required by law and the BCRA regulations, the proceeds obtained from the issuance of series 11, 13, 17 and 18 of corporate bonds were applied to the reimbursement of time deposits, the proceeds from the issuance of series 19, 20, 21 and 22 of corporate bonds were applied to granting working capital loans and the proceeds obtained from the issuance of series 16 of corporate bonds were applied to repay series 8 of corporate bonds.

Dividends and other payments from our Argentine non-banking subsidiaries also provide an additional potential source of liquidity, even though relatively insignificant in amount. Each Argentine non-banking subsidiary is required to allocate 5% of its annual net income to a legal reserve until such reserve equals 20% of the subsidiary’s capital stock. This reserve cannot be used to pay dividends to us.

In addition, our subsidiary PSA Finance also has an outstanding program to issue corporate bonds, the proceeds of which may only be applied to finance the leasing of motor vehicles. These bonds are subject to both fixed and floating interest rates and their maturity date is of between one and two years. At March 31, 2017 and December 31, 2016 the outstanding principal and accrued interest amounted to Ps.411.9 million and Ps.412.7 million, respectively.

Capital Stock

As at March 31, 2017, our capital stock consisted of 536,877,850 ordinary shares, par value Ps.1.00 each, all of which were issued to the stockholders.

Interest Rate Sensitivity

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the exposure and the measure of sensitivity to interest rate variations. The interest rate sensitivity measures the impact on the gross intermediation margin of a change in market interest rates. For any given period, the pricing structure is matched when an equal amount of assets and liabilities reprice. Any mismatch of interest-earning assets and interest-bearing liabilities is known as a gap position and is shown in the following tables. A negative gap denotes liability sensitivity and normally means that a decline in interest rates would have a positive effect on net interest income while an increase in interest rates would have a negative effect on interest income.

Our interest rate sensitivity strategy, which seeks to maintain exposure within levels consistent with the risk profile and business strategy defined for the Bank, takes into account not only the rates of return and their underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits and additional demands for funds.

The following table shows the interest rate sensitivity of our interest-earning assets and interest-bearing liabilities. Variations in interest rate sensitivity may also arise within the repricing periods presented.

	Remaining Maturity or Earliest Repricing Intervals at March 31, 2017
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets
Interest earning deposits in banks	168,103	—	—	—	—	168,103
Government securities	18,981,917	2,775,702	1,761,807	152,019	342,940	24,014,385
Corporate bonds	203,780	—	46,145	—	—	249,925
Loans (1)	51,062,519	17,755,949	15,651,363	142,674	56,993	84,669,498

Total	70,416,319	20,531,651	17,459,315	294,693	399,933	109,101,911

Interest-bearing liabilities
Deposits	88,291,662	2,487,701	527,720	—	—	91,307,083
Corporate bonds	1,601,050	279,000	121,000	—	—	2,001,050
Due to other banks	8,956,493	1,894,137	167,842	—	—	11,018,472

Total	98,849,205	4,660,838	816,562	—	—	104,326,605

Asset/liability gap	(28,432,886)	15,870,813	16,642,753	294,693	399,933	4,775,306
Cumulative sensitivity gap	(28,432,886)	(12,562,073)	4,080,680	4,375,373	4,775,306
Cumulative sensitivity gap as a percentage of total interest-earning assets	(26.06)%	(11.51)%	3.74%	4.01%	4.38%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our peso-denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at March 31, 2017
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	168,103	—	—	—	—	168,103
Government securities	17,808,793	356,733	1,664,922	102,884	210,389	20,143,721
Corporate bonds	203,055	—	—	—	—	203,055
Loans (1)	42,871,543	12,024,928	14,940,319	142,418	56,993	70,036,201

Total	61,051,494	12,381,661	16,605,241	245,302	267,382	90,551,080

Interest-bearing liabilities:
Deposits	53,243,908	1,981,419	524,524	—	—	55,749,851
Corporate bonds	1,601,050	279,000	121,000	—	—	2,001,050
Due to other banks	6,747,204	1,876,332	167,842	—	—	8,791,378

Total	61,592,162	4,136,751	813,366	—	—	66,542,279

Asset/liability gap	(540,668)	8,244,910	15,791,875	245,302	267,382	24,008,801
Cumulative sensitivity gap	(540,668)	7,704,242	23,496,117	23,741,419	24,008,801
Cumulative sensitivity gap as a percentage of total interest-earning assets	(0.60)%	8.51%	25.95%	26.22%	26.51%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

The following table shows the interest rate sensitivity of our foreign currency denominated interest-earning assets and interest-bearing liabilities.

	Remaining Maturity or Earliest Repricing Intervals at March 31, 2017
	0-3 months	3 Months- One Year	1-5 Years	5-10 Years	Over 10 Years	Total
	(in thousands of pesos, except percentages)
Interest-earning assets:
Interest earning deposits in banks	—	—	—	—	—	—
Government securities	1,173,124	2,418,969	96,885	49,135	132,551	3,870,664
Corporate bonds	725	—	46,145	—	—	46,870
Loans (1)	8,190,976	5,731,021	711,044	256	—	14,633,297

Total	9,364,825	8,149,990	854,074	49,391	132,551	18,550,831

Interest-bearing liabilities:
Deposits	35,047,754	506,282	3,196	—	—	35,557,232
Due to other banks	2,209,289	17,805	—	—	—	2,227,094

Total	37,257,043	524,087	3,196	—	—	37,784,326

Asset/liability gap	(27,892,218)	7,625,903	850,878	49,391	132,551	(19,233,495)
Cumulative sensitivity gap	(27,892,218)	(20,266,315)	(19,415,437)	(19,366,046)	(19,233,495)
Cumulative sensitivity gap as a percentage of total interest-earning assets	(150.36)%	(109.25)%	(104.66)%	(104.39)%	(103.68)%

(1)	Loan amounts are stated before deducting the allowance for loan losses. Non-accrual loans are included with loans as interest-earning assets.

Exchange Rate Sensitivity

At March 31, 2017, our total foreign exchange-denominated asset position was Ps.53,153 million and our total foreign exchange-denominated liability position was Ps.50,735 million, resulting in a net asset currency position of Ps.2,419 million. See “Item 11. Quantitative and qualitative disclosures about market risk” of our 2016 Form 20-F for further details.

Capital Requirements

As of March 31, 2017, we had consolidated excess capital of Ps.6,834.7 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.18,041.0 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord. As of December 31, 2016, we had consolidated excess capital of Ps.6,807.8 million pursuant to the Central Bank’s rules. At such date, “Basic Net Worth” and “Complementary Net Worth”, subject to applicable deductions, amounted to Ps.17,129.7 million under the Argentine risk-based capital guidelines, which are based on the Basel Accord. As of March 31, 2017, we complied with the Central Bank’s capital requirements on a consolidated basis.

As of March 31, 2017 and December 31, 2016, our stockholders’ equity was Ps.17,154.8 million and Ps.16,460.0 million, respectively. At such dates, our ratio of average stockholders’ equity/average total assets was 10.00% and 11.50%, respectively. See “Selected Statistical Information—Return on Equity and Assets”.

In our opinion, our capital resources are sufficient for the Bank’s present requirements on an individual and a consolidated basis.

We are not aware of any legal or economic restrictions on the ability of our subsidiaries to transfer funds to us in the form of dividends, loans, advances — subject to the regulations of each industry — or by other means. However, there can be no assurance that in the future such restrictions will not be adopted and that, if adopted, they will not negatively affect our liquidity.

As of March 31, 2017, we had no material commitments for capital expenditures.

The following table sets forth, for the dates indicated, the calculation of our excess capital under the Central Bank’s rules and certain capital and liquidity ratios.

	At March 31, 2017 (1)	At December 31, 2016 (1)
	(in thousands of pesos, except ratios and percentages)
Calculation of excess capital
Allocated to assets at risk	8,785,277	7,926,163
Allocated to Bank premises and equipment, intangible assets and equity investment assets	—	—
Interest rate risk	—	—
Public sector and securities in investment account	—	—

A- Minimal exigency by adds up risks	8,785,277	7,926,163

B- Basic exigency for custody of titles of the AFJP and / or agent of record of mortgage notes (2)	—	1,022,144
Maximum between A and B	8,785,277	7,926,163
Market risk	270,773	291,744
Operational risk	2,150,325	2,103,998

Required minimum capital under Central Bank rules	11,206,375	10,321,905

Basic net worth	16,688,926	15,778,594
Complementary net worth	1,634,943	1,112,996
Deductions	—	—
Minority interest	520,102	238,067

Total capital under Central Bank rules	18,843,971	17,129,657

Excess capital	7,637,596	6,807,752
Selected capital and liquidity ratios
Average stockholders’ equity as a percentage of average total assets (3)	10.00%	11.50%
Total liabilities as a multiple of total stockholders’ equity	9.75x	8.22x
Cash and due from banks as a percentage of total deposits	33.50%	42.07%
Liquid assets as a percentage of total deposits (4)	53.24%	53.19%
Loans as a percentage of total assets	44.97%	51.99%

(1)	The Bank had to maintain a surplus of minimum paid-in capital amounting to at least Ps.255,536 as at December 31, 2016, equivalent to 0.25% of the amount of securities under custody representing investments from pension funds, as well as in connection with its role as a registrar of mortgage-backed bonds invested in national public securities and other products authorized by the BCRA and guaranteed in favor of the BCRA. By Communication “A” 6197, the BCRA annulled this requirement from March 2017.
(2)	By Communication “A” 6197, the BCRA annulled this requirement from March 2017.
(3)	Average stockholders’ equity and average total assets computed as the average of period-beginning and period-ending balances.
(4)	At March 31, 2017 and December 31, 2016, “Liquid Assets” includes cash and due from banks and government and corporate securities.

Our capital ratio reached 13.8% of our weighted risk assets, with an excess of capital of Ps.7,637.6 million, which represents 44.5% of our stockholder equity. Considering the additional buffer (3.5%), the excess of capital would amount to Ps.2,846.8 million as of March 31, 2017.

Market discipline

The BCRA imposed by Communication “A” 5394 the mandatory publication on the website of financial institutions of certain information in order to allow market participants to assess the information related to capital, risk exposures, assessment processes risk and capital adequacy of each of them. Financial institutions must provide appropriate information to ensure transparency in the management and measurement of risks and the adequacy of their capital.

This standard applies to the highest level of consolidation of each entity. Information concerning BBVA Francés is available at: https://www.bbvafrances.com.ar/relaciones-inversores/disciplina-mercados.jsp. Such information is not incorporated by reference in this document.

Off-Balance Sheet Arrangements

We enter into various transactions involving off-balance sheet financial instruments. We use these instruments to meet the risk management, trading and financing needs of clients or for our proprietary trading and asset and liability management purposes. These instruments are subject to varying degrees of credit and market risk. We monitor credit risk and market risk associated with on- and off-balance sheet financial instruments on an aggregate basis.

We use the same credit policies in determining whether to enter or extend call and put option contracts, commitments, conditional obligations and guarantees as we do for granting loans. Our management believes that the outstanding off-balance sheet items do not represent an unusual credit risk.

Derivatives

The market risk of derivatives arises from the potential for changes in value due to fluctuations in market prices. We reduce our exposure to market risk, if necessary, by entering into offsetting transactions in accordance with the hedging global policy defined by the BBVA Group for its subsidiaries. The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. The effect of such a default varies as the market value of derivative contracts changes. Credit exposure exists at a particular point in time when a derivative has a positive market value. We attempt to limit our credit risk by dealing with creditworthy counterparties and obtaining collateral where appropriate.

Credit Commitments

Commitments to extend credit are agreements to lend to a customer at a future date, subject to compliance with contractual terms. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent actual future cash requirements for the Bank. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. Foreign trade acceptances represent Bank customers’ liabilities on outstanding drafts or bills of exchange that have been accepted by the Bank and the Bank’s liability to remit payment upon the presentation of the accepted drafts or bills of exchange. The credit risk involved in foreign trade acceptances and guarantees granted is essentially the same as that involved in extending loan facilities to customers.

Trusts Activities

We act as trustee in several financial trusts established for various purposes. We are in no case personally liable for the liabilities assumed in the performance of the trust obligations. Any liabilities resulting from the trust are satisfied with and up to the full amount of the trust assets or their proceeds.

In addition, we act as trustee in 12 non-financial trusts. We are in no case personally liable for the liabilities assumed in the performance of the contract obligations. Any liabilities are satisfied with and up to the full amount of the trust assets and their proceeds. The non-financial trusts at issue were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted with the management, care, preservation and custody of the trust assets. The trust assets represented Ps.160.1 million as of March 31, 2017 and mainly consisted of cash, creditors’ rights, real estate and shares.

Tabular Disclosure of Contractual Obligations

The following table represents our contractual obligations and commercial commitments as of March 31, 2017:

	Payments due by period (in thousands of pesos)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Contractual obligations
Long-term debt	27,997,535	27,129,476	867,464	595	—
Operating leases	497,827	197,139	201,570	80,653	18,465

Total	28,495,362	27,326,615	1,069,034	81,248	18,465

Commercial commitments
Lines of credit	247,460	247,460	—	—	—
Foreign trade acceptances	170,311	153,237	17,074	—	—
Guarantees	358,091	272,681	51,371	33,837	202
Standby repurchase obligations	9,893,778	9,893,778	—	—	—

Total	10,669,640	10,567,156	68,445	33,837	202

RECENT EVENTS AFTER MARCH 31, 2017

•	Recent events in connection with our ordinary and extraordinary shareholders’ meeting dated March 30, 2017

The ordinary and extraordinary shareholders’ meeting dated March 30, 2017 elected Jorge Delfín Luna as a Regular Director of the Bank; reelected Juan Manuel Ballesteros Castellano and Alfredo Castillo Tiguero as Regular Directors and elected Adriana Fernández de Melero and Gustavo Alberto Mazzolini Casás as Alternate Directors. The appointment of Regular Director Jorge Delfín Luna, and Alternate Directors Adriana Fernández Melero and Gustavo Alberto Mazzolini Casás is subject to the approval of the BCRA and, as of the date hereof, such approval is still pending. Until the approval is granted by the BCRA, which may take up to six months, they cannot attend any board meeting or execute any document in their capacity as directors. Further, in the meantime the Board operates with the quorums and majorities set forth by the by-laws. As of the date hereof, our Regular Directors, not subject to BCRA approval, are Jorge Carlos Bledel, Alfredo Castillo Triguero, Oscar Miguel Castro, Juan Manuel Ballesteros Castellano and Gabriel Eugenio Milstein, and our Alternate Director, not subject to BCRA approval, is Javier Perez Cardete.

•	Recent events in connection with our calculation of income tax for the year ended December 31, 2016

On May 29, 2017, the Argentine Central Bank, without ruling on the merits of our application of the inflation adjustment mechanism nor on our right to initiate the related legal action, issued a formal notice requiring us to record a provision of Ps.1,185.8 million in our statements of operations for the six-month period ended June 30, 2017, in order to recognize a regulatory reserve against what the Central Bank considers possible contingencies arising from the tax position we assumed. In response to this formal notice, we filed a petition providing documentation supporting our assessment and requesting that the order from the Central Bank be reviewed. As of the date of this report, we had not been notified of the Central Bank’s response to this petition. On June 7, 2017, we recorded this provision for Ps.1,185.8 million following the Central Bank’s request, which will be reflected in our statements of operations for the six-month period ended June 30, 2017. We expect that this provision will materially and adversely affect our results of operations for the six-month period ended June 30, 2017 and for our 2017 year-end results, and may materially and adversely affect the trading prices of our ordinary shares and ADSs. In addition, based on legal precedents applicable to this case, we have not modified our income tax return for the year ended December 31, 2016, as we intend to continue to pursue a declaratory judgment from the court. We cannot predict the outcome of this legal action or whether we will be required to amend our income tax return for 2016 in the future. If we are required to amend our income tax return for 2016, we may be required to pay interest and charges to the Argentine tax authorities, and may be subject to an investigation or legal action by such authorities. We cannot predict the outcome of any such investigation or legal action or whether it would have a material adverse effect on our results of operations or the trading prices of our ordinary shares and ADSs.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

BBVA Banco Francés S.A.:

We have reviewed the accompanying condensed consolidated interim balance sheet of BBVA Banco Francés S.A. and subsidiaries as of March 31, 2017, the related condensed consolidated interim statements of operations, of cash flows and of changes in stockholders’ equity for the three-month period ended March 31, 2017. These condensed consolidated interim financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with Argentina Central Bank (BCRA) accounting standards.

/s/ KPMG

Buenos Aires, Argentina

June 30, 2017

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

As of March 31, 2017 and December 31, 2016

Stated in thousands of Pesos

	03/31/2017	12/31/2016
ASSETS
CASH AND DUE FROM BANKS	41,149,363	48,226,107

Cash	10,751,229	14,176,644
Due from banks and correspondents	30,398,134	34,049,463

Argentine Central Bank (BCRA)	24,507,730	31,268,051
Other local	35,177	113,958
Foreign	5,855,227	2,667,454

GOVERNMENT AND PRIVATE SECURITIES (Note 5.a)	24,238,431	12,738,809

Holdings booked at fair value	5,676,689	4,304,931
Holdings booked at amortized cost	1,243,404	904,089
Instruments issued by the BCRA	17,094,292	7,375,103
Investments in listed private securities	224,263	154,899
Less: Allowances	217	213

LOANS	82,911,605	78,889,921

To government sector	156	98,819
To financial sector	1,924,794	1,991,564

Inter-financial – (Calls granted)	388,182	404,085
Other financing to local financial institutions	1,478,226	1,442,702
Interest and foreign currency exchange differences accrued and pending of collection	58,386	144,777
To non-financial private sector and residents abroad:	82,744,547	78,417,690

Overdraft	9,470,393	9,546,565
Discounted instruments	10,085,833	10,896,722
Real estate mortgage	1,892,840	1,889,443
Collateral loans	6,368,608	5,628,320
Consumer	10,522,971	9,368,939
Credit cards	23,077,159	22,520,843
Other (Note 5.b)	20,536,695	17,754,130
Interest and foreign currency exchange differences accrued and pending of collection	1,105,697	1,142,074
Less: Interest documented together with main obligation	315,649	329,346
Less: Allowances	1,757,892	1,618,152

Carried forward	148,299,399	139,854,837

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS—(Continued)

As of March 31, 2017 and December 31, 2016

Stated in thousands of Pesos

	03/31/2017	12/31/2016
Brought forward	148,299,399	139,854,837

OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS	26,190,719	2,427,906

Argentine Central Bank (BCRA)	979,229	928,612
Amounts receivable for spot and forward sales to be settled	17,062,493	204,296
Instruments to be received for spot and forward purchases to be settled	7,327,826	485,109
Unlisted corporate bonds	249,926	325,925
Non-deliverable forward transactions balances to be settled	53,023	34,561
Other receivables not covered by debtor classification regulations	8,089	12,156
Other receivables covered by debtor classification regulations	517,372	446,019
Less: Allowances	7,239	8,772

RECEIVABLES FROM FINANCIAL LEASES	2,088,865	2,046,971

Receivables from financial leases	2,085,206	2,048,800
Interest accrued pending of collection	28,476	26,620
Less: Allowances	24,817	28,449

INVESTMENTS IN OTHER COMPANIES	535,221	507,625

In Financial institutions (Note 5.c)	301,235	299,589
Other (Note 5.c)	233,991	208,041
Less: Allowances	5	5

OTHER RECEIVABLES	2,647,160	2,469,268

Other (Note 5.d)	3,408,827	3,186,645
Other interest accrued and pending collection	3,055	1,219
Less: Allowances	764,722	718,596

PREMISES AND EQUIPMENT	3,323,370	3,198,298

OTHER ASSETS	937,101	920,009

INTANGIBLE ASSETS	331,419	315,811

Goodwill	3,386	3,476
Organization and development expenses	328,033	312,335

SUSPENSE ITEMS	10,993	11,986

TOTAL ASSETS	184,364,247	151,752,711

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS—(Continued)

As of March 31, 2017 and December 31, 2016

Stated in thousands of Pesos

	03/31/2017	12/31/2016
LIABILITIES
DEPOSITS	122,822,030	114,621,753

Governmental sector	1,679,298	2,640,909
Financial sector	144,965	247,891
Non-financial private sector and residents abroad:	120,997,767	111,732,953

Checking accounts	20,416,288	19,863,400
Savings deposits	46,969,928	42,577,203
Time deposits	39,715,880	35,148,553
Investments accounts	85,194	85,194
Other	13,015,773	13,429,450
Interest and foreign currency exchange accrued payable	794,704	629,153

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS	37,891,313	13,785,682

Argentine Central Bank — Other	20,179	31,970
Banks and International Institutions	276,407	636,153
Unsubordinated corporate bonds	2,001,050	2,146,166
Amounts payable for spot and forward purchases to be settled	6,926,091	325,111
Instruments to be delivered for spot and forward sales to be settled	17,762,150	402,153
Financing received from Argentine financial institutions	1,051,039	771,130

Interfinancial	—	14,300
Other financing from local financial institutions	1,050,519	756,808
Interest accrued payable	520	22
Non-deliverable forward transactions balances to be settled	4,867	6,128
Other (Note 5.e)	9,681,784	9,303,503
Interest and foreign currency exchange differences accrued payable	167,746	163,368

OTHER LIABILITIES	4,570,620	4,815,144

Dividends payable	1,021,000	—
Fees payable	817	267
Other (Note 5.f)	3,548,803	4,814,877

ALLOWANCES	1,346,862	1,406,472

SUSPENSE ITEMS	39,466	43,484

TOTAL LIABILITIES	166,670,291	134,672,535

MINORITY INTEREST IN SUBSIDIARIES (Note 9)	539,151	620,141

STOCKHOLDERS’ EQUITY	17,154,805	16,460,035

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	184,364,247	151,752,711

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS—(Continued)

As of March 31, 2017 and December 31, 2016

Stated in thousands of Pesos

	03/31/2017	12/31/2016
MEMORANDUM ACCOUNTS
DEBIT ACCOUNTS
Contingent	29,997,001	28,014,011

Guarantees received	29,221,139	26,909,908
Contra contingent debit accounts	775,862	1,104,103

Control	266,857,953	236,575,206

Receivables classified as irrecoverable	974,368	858,775
Other (Note 5.g)	258,592,326	234,030,247
Contra control debit accounts	7,291,259	1,686,184

Derivatives	6,762,738	7,790,974

“Notional” amount of non-deliverable forward transactions	2,423,245	2,623,708
Interest rate SWAP	2,230,480	1,980,362
Contra derivatives debit accounts	2,109,013	3,186,904

TOTAL	303,617,692	272,380,191

CREDIT ACCOUNTS
Contingent	29,997,001	28,014,011

Credit lines granted (unused portion) covered by debtor classification regulations	247,460	176,296
Guarantees provided to the BCRA	—	227,946
Other guarantees given covered by debtor classification regulations	283,613	264,058
Other guarantees given non-covered by debtor classification regulations	74,478	87,776
Other covered by debtor classification regulations	170,311	348,027
Contra contingent credit accounts	29,221,139	26,909,908

Control	266,857,953	236,575,206

Items to be credited	1,753,756	1,436,763
Other	5,537,503	249421
Contra control credit accounts	259,566,694	234,889,022

Derivatives	6,762,738	7,790,974

“Notional” amount of non-deliverable forward transactions	2,109,013	3,186,904
Contra derivatives credit accounts	4,653,725	4,604,070

TOTAL	303,617,692	272,380,191

The accompanying Notes 1 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

For the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

	Three-month period ended March 31,
	2017	2016
FINANCIAL INCOME	5,283,771	5,498,718

Interest on loans to the financial sector	90,605	112,598
Interest on overdraft	769,018	691,193
Interest on discounted instruments	463,665	522,801
Interest on real estate mortgage	88,634	101,694
Interest on collateral loans	298,138	270,463
Interest on credit card loans	1,064,647	984,737
Interest on other loans	1,178,537	919,114
Interest on other receivables from financial transactions	548	152
Interest on financial leases	107,085	116,114
Income from Federal Government secured loans—Decree Nr. 1387/01	1,081	9,072
Net income from governmental and private securities	595,044	983,233
Indexation by Benchmark Stabilization Coefficient (CER)	100,285	161,520
Gold and foreign currency exchange difference	306,384	369,811
Other	220,100	256,216

FINANCIAL EXPENSES	2,217,322	2,515,026

Interest on checking accounts	14,811	—
Interest on savings deposits	7,760	7,957
Interest on time deposits	1,534,706	1,842,388
Interest on inter-financial financing—(Calls borrowed)	21,483	6,575
Interest on other financing from financial institutions	48,533	27,279
Interest on other liabilities from financial transactions	145,243	148,066
Other interest	629	1,234
Indexation by CER	1,915	127
Contribution to the deposit guarantee fund	48,777	128,161
Gold and foreign currency exchange difference	486	—
Other	392,979	353,239

GROSS INTERMEDIATION MARGIN—GAIN	3,066,449	2,983,692

ALLOWANCES FOR LOANS LOSSES	323,969	161,351

SERVICE CHARGE INCOME	2,515,223	1,725,652

Related to lending transactions	1,092,620	753,908
Related to liability transactions	842,305	561,359
Other commissions	148,336	97,492
Other	431,962	312,893

Carried forward	5,257,703	4,547,993

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS—(Continued)

For the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

	Three-month period ended March 31,
	2017	2016
Brought forward	5,257,703	4,547,993

SERVICE CHARGE EXPENSE	1,281,121	794,569

Commissions	952,715	617,960
Other (Note 5.h)	328,406	176,609

OPERATING EXPENSES	2,899,037	2,101,298

Payroll expenses	1,635,877	1,219,519
Fees to Bank Directors and Supervisory Committee	2,911	2,505
Other professional fees	47,431	33,744
Advertising and publicity	82,525	67,952
Taxes	279,511	198,657
Fixed assets depreciation	87,628	54,142
Organizational expenses amortization	24,846	18,926
Other operating expenses	395,621	308,056
Others	342,687	197,797

NET GAIN FROM FINANCIAL TRANSACTIONS	1,077,545	1,652,126

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(29,009)	(38,735)

OTHER INCOME	1,438,624	250,483

Income from long-term investments	18,141	44,802
Punitive interests	9,140	8,902
Loans recovered and reversals of allowances	55,963	92,223
Other (Note 5.i)	1,355,380	104,556

OTHER EXPENSES	563,998	148,487

Punitive interests and charges paid to BCRA	168	1,507
Charge for uncollectibility of other receivables and other allowances	125,759	93,993
Amortization of difference arising from judicial resolutions	2,699	2,422
Depreciation and losses from miscellaneous assets	372	391
Goodwill amortization	90	—
Other (Note 5.j)	434,910	50,174

NET GAIN BEFORE INCOME TAX	1,923,162	1,715,387

INCOME TAX	317,392	550,303

NET INCOME FOR THE PERIOD	1,605,770	1,165,084

NET INCOME PER ORDINARY SHARE (1)	2.99	2.17

(1)	Stated in pesos.

The accompanying Notes 1 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

	Three-month period ended March 31,
	2017	2016
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at the beginning of the fiscal year	48,856,107	28,363,286
Cash and cash equivalents at the end of the period	41,707,863	23,524,561

Net decreases in cash and cash equivalents	(7,148,244)	(4,838,725)

REASONS FOR CHANGES IN CASH AND CASH EQUIVALENTS
Operating activities
Net collections from:
- Governmental and private securities	(10,904,578)	(2,084,354)
- Loans	271,026	1,425,183

to financial sector	(91,121)	(125,208)
to non-financial public sector	8,631	89
to non-financial private sector and residents abroad	353,516	1,550,302
- Other receivables from financial transactions	(43,382)	(203,846)
- Receivables from financial leases	(41,894)	61,081
- Deposits	6,133,031	854,249

to financial sector	(102,926)	(30,663)
to non-financial public sector	(977,538)	(603,881)
to non-financial private sector and residents abroad	7,213,495	1,488,793
- Other liabilities from financial transactions	620,278	(2,110,732)

Financing from financial or inter-financial sector (calls borrowed)	(14,300)	54,000
Others (except liabilities included in Financing Activities)	634,578	(2,164,732)
Collections related to service charge income	2,497,166	1,727,820
Payments related to service charge expense	(1,278,528)	(790,971)
Operating expenses paid	(2,994,236)	(2,138,336)
Organizational and development expenses paid	(28,168)	(33,727)
Net collections from punitive interest	8,277	6,842
Differences from judicial resolutions paid	(2,699)	(2,422)
Collections of dividends from other companies	—	120
Other collections related to other income and expenses	988,096	136,128

Net cash flows used in operating activities	(4,775,611)	(3,152,965)

Investment activities
Net payments from premises and equipment	(151,074)	(39,089)
Net payments from other assets	(102,329)	(139,753)
Other payments from investment activities	(257,597)	(325,134)

Net cash flows used in investment activities	(511,000)	(503,976)

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS—(Continued)

For the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

	Three-month period ended March 31,
	2017	2016
Financing activities
Net (payments) / collections from:
- Unsubordinated corporate bonds	(145,116)	(283,750)
- Argentine Central Bank	(11,748)	(5,793)

Others	(11,748)	(5,793)
- Banks and international agencies	(359,746)	(458,503)
- Financing received from local financial institutions	293,711	30,790
Payments of dividends	—	(97,955)
Other payments related to financing activities	(1,638,734)	(366,573)

Net cash flows used in financing activities	(1,861,633)	(1,181,784)

Net decrease in cash and cash equivalents	(7,148,244)	(4,838,725)

The accompanying Notes 1 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS—(Continued)

For the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

SUPPLEMENTAL INFORMATION OF NON-CASH INVESTING AND FINANCING ACTIVITIES

At March 31, 2017 and 2016 the Bank entered into forward, unsettled spot and repurchase contracts to buy or sell foreign currencies, listed Government and other securities at future dates, exchanging non-cash assets or liabilities for other non-cash assets or liabilities.

SUPPLEMENTAL INFORMATION OF CERTAIN CASH MOVEMENTS

In the three month period ended March 31, 2017 and 2016, income taxes paid amounted to 1,150,457 and 1,029,917, respectively. During the same periods, interest-paid amounted to 1,799,417 and 2,208,150, respectively.

The accompanying Notes 1 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unappropriated earnings	Total
Balances at December 31, 2015	536,878	182,511	312,979	2,541,620	6,357,888	3,784,487	13,716,363
Net income for the period	—	—	—	—	—	1,165,084	1,165,084

Balances at March 31, 2016	536,878	182,511	312,979	2,541,620	6,357,888	4,949,571	14,881,447

		Non-capitalized contributions		Retained earnings
Movements	Capital Stock(1)	Issuance premiums(1)	Adjustments to stockholders’ equity(1)	Legal	Other	Unappropriated earnings	Total
Balances at December 31, 2016	536,878	182,511	312,979	3,298,517	8,485,478	3,643,672	16,460,035
Decisions of Stockholders’ Meeting of March 30, 2017:
- Dividends paid in cash	—	—	—	—	—	(911,000)	(911,000)
- Legal Reserve	—	—	—	728,734	—	(728,734)	—
- Voluntary reserve for future distributions of income	—	—	—	—	2,003,938	(2,003,938)	—
Net income for the period	—	—	—	—	—	1,605,770	1,605,770

Balances at March 31, 2017	536,878	182,511	312,979	4,027,251	10,489,416	1,605,770	17,154,805

(1)	See Note 2.2.

The accompanying Notes 1 to 12 are an integral part of these Condensed Consolidated Interim Financial Statements.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

NOTE 1—CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

These Condensed Consolidated Interim Financial Statements as at and for the three-month period ended March 31, 2017 comprise the BBVA Banco Francés S.A. (hereinafter indistinctly referred to as either “BBVA Francés”, the “Bank” or the “Entity”) and its subsidiaries listed in Note 3.1 (together referred to as the ‘Group’).

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with the accounting rules established by the Argentine Central Bank (“BCRA”, for its Spanish acronym), and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2016 (the ‘last annual financial statements”). They do not include all of the information required for a complete set of BCRA financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

In preparing these Condensed Consolidated Interim Financial Statements, management has made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgements made by management in applying the Group’s accounting policies and the key sources of uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016.

These Condensed Consolidated Interim Financial Statements were authorised for issue by the Company’s Board of Directors on June 27, 2017.

NOTE 2—CORPORATE SITUATION AND BANK’S ACTIVITIES

2.1.	Corporate situation

BBVA Francés has its headquarter in Buenos Aires, Argentina, and operates a 252-branch network.

Since December, 1996, BBVA Francés is part of Banco Bilbao Vizcaya Argentaria S.A.’s (BBVA) global strategy, which controls the Bank, direct and indirectly, with 75.95% of its capital stock as of March 31, 2017.

Part of the Bank’s capital stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

2.2.	Stockholders’ Equity

2.2.1	Capital stock

As of March 31, 2017 and December 31, 2016 capital stock amounts to 536,877,850 shares. Capital stock did not change during the last three fiscal years.

2.2.2	Adjustments to stockholders’ equity

The “Adjustments to stockholders’ equity” caption in the Condensed Consolidated Interim Statement of Changes in Stockholders’ Equity represents:

a)	The balance of the surplus of the technical valuation on the Bank’s properties made in year 1981, which is available to absorb losses on the disposal or devaluation of such properties restated by inflation to March 1, 2003.

b)	The inflation adjustment related to capital stock at the beginning of each year, restated to March 1, 2003; capital stock maintains its nominal (par) value at each balance sheet date.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

c)	The inflation adjustment related to the increase in capital stock restated to March 1, 2003. This adjustment represents the effect of inflation from the date on which the capital stock was increased to the end of each fiscal year.

The composition of “Adjustments to stockholders’ equity” is as follows:

March 31, 2017 and December 31, 2016
Adjustment to properties technical valuation	41,285
Adjustments to capital stock (including Issuance Premiums)	728,619
Cumulative losses absorption	(456,925)

Total	312,979

2.2.3	Issuance Premiums

In August 2002, due to the issuance of 158,496,540 shares (nominal value of 1 per share at a subscription value of 3.59 each, the Bank received 590,996 over the nominal value of the shares, which was recorded under “Issuance Premiums”, which amounted 934,211 at December 31, 2003. In April 2004, due to the issuance of 103,232,874 shares (nominal value of 1 per share) at a subscription price of 3.53 each, the Bank received 261,179 over the nominal value of the shares, which was recorded under “Issuance Premiums”. The Stockholders’ Meeting held on April 28, 2005 resolved the absorption of cumulative losses by 1,020,258, totalizing 175,132 at December 31, 2010. Finally, in September 2011, due to the issuance of 516,544 shares (nominal value of 1 per share) according to the merger by absorption of Consolidar Comercializadora S.A. into BBVA Francés, the Bank received 7,379 over the nominal value of the shares, which was recorded under “Issuance Premiums”, which amounted to 182,511 at March 31, 2017 and December 31, 2016.

NOTE 3—EQUITY INVESTMENTS

3.1.	In controlled majority-owned subsidiaries

The following summarizes the investment in, and related information of, controlled majority-owned subsidiaries which are consolidated.

		Shares			Interest percentage in
			Quantity		Total Capital		Possible Votes
Companies	Principal activity	Type	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
BBVA Francés Valores S.A.	Stock Exchange brokerage	Common	12,396	12,396	96.9953	96.9953	96.9953	96.9953
Consolidar AFJP S.A. (undergoing liquidation proceedings)	Pension fund manager	Common	35,425,947	35,425,947	53.8892	53.8892	53.8892	53.8892
PSA Finance Argentina Cía Financiera S.A.	Financial institution	Common	26,089	26,089	50.0000	50.0000	50.0000	50.0000
Volkswagen Financial Services Compañía Financiera S.A.	Financial institution	Common	23,970,000	23,970,000	51.0000	51.0000	51.0000	51.0000
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión (1)	Investment fund manager	Common	230,398	230,398	95.0000	95.0000	95.0000	95.0000

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

(1)	The Bank holds a direct stake of 95 % of capital of the Company and an indirect interest of 4.8498 % through BBVA Francés Valores S.A.

3.2.	Non-controlling equity investments

The following are all positions that the Bank holds in financial and non-financial institutions wherever such a position represented an ownership in excess of 2% of the invested companies’ capital stock as of March 31, 2017 and December 31, 2016.

Investment	Country	% of Shares Owned (March 31, 2017 and December 31, 2016)	Principal Activity	Investment in Other Subsidiaries (in thousands of pesos)
				March 31, 2017	December 31, 2016
Rombo Compañía Financiera S.A.	Argentina	40.00%	Financial institution	297,363	295,599
BBVA Consolidar Seguros S.A.	Argentina	12.22%	Insurance company	125,958	109,782
Interbanking S.A.	Argentina	11.11%	Information services for financial markets	10,581	10,581
Prisma Medios de Pagos S.A.	Argentina	10.48%	Credit card issuer	20,514	20,514
Sedesa S.A.	Argentina	8.86%	Deposit guarantee fund	91	89
Coelsa S.A.	Argentina	8.44%	Clearing house	58	58
Argencontrol S.A.	Argentina	7.77%	Agent mandatory	54	54

NOTE 4—TAX MATTERS

4.1.	Income tax

The Bank determines the amount charged as Income Tax in its books by application of the 35% tax rate in force over the taxable income estimated for each period and takes into consideration the effect of temporary differences between the book values of its assets and liabilities and their tax bases.

In this respect, the Entity received a Note from the Argentine Central Bank dated June 19, 2003 whereby it is indicated that the criterion applied has not been admitted by the accounting standards prescribed by the regulatory authority. On June 26, 2003 and based on the opinion of its legal advisors, the Entity filed a response to said Note stating that in the Entity’s opinion the accounting standards prescribed by the BCRA do not prohibit the enforcement of the deferred tax method. Resolution Nr. 118/03, adopted by the BCRA´s Superintendent of Financial and Foreign Exchange Institutions received on October 7, 2003 confirmed the terms of the above-mentioned Note and therefore, as from that date, the Entity started to recognize a provision equivalent to the net balance of the deferred tax asset.

As of March 31, 2017 and at the close of the previous fiscal year, the Entity recorded net deferred tax asset, for 659,540 and 590,867 respectively, in the account “Miscellaneous receivables – Other”; booking, as of each dates, a provision for an equivalent amount.

As of March 31, 2017 and December 31, 2016, the Bank recorded under Other Receivables a taxable deferred asset amounting 659,540 and 590,867, respectively. Such amounts are made up as follows:

	03/31/2017	12/31/2016
Deferred tax assets	1,037,197	1,006,613
Deferred tax liabilities	(377,657)	(415,746)

Net deferred assets	659,540	590,867
Allowance	(659,540)	(590,867)
Deferred tax	—	—

In addition, the current tax assessed as of March 31, 2017 and 2016 amounted to 317,392 and 550,303 respectively and had been recognized in “Income Tax” in the Statement of income.

On May 10, 2017 and on the basis of the applicable legal precedents, the Entity approved the commencement of a legal action for the declaration of unconstitutionality of the following legal provisions: Section 39 of Law Nr. 24,073, Section 4 of Law Nr. 25,561, Section 5 of the Argentine Executive Branch’s Decree Nr. 214/02 as well as

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

any other rule and regulation rendering the inflation adjustment mechanism prescribed by Law Nr. 20,628 and subsequent modifications non-applicable. The Income Tax return that the Entity filed for fiscal 2016 contemplated the effect of such restatement mechanisms.

The net impact of such measure is an adjustment in the amount assessed as Income Tax for the fiscal year ended on December 31, 2016 for 1,185,800 included in “Other income – Other” as of March 31, 2017 which results in an Income Tax credit balance for 249,283 that includes the amounts advanced to the tax authorities as of that date net of the Provision for Income Tax corresponding to the previous fiscal year and that estimated at the end of the period and it is presented as “Miscellaneous Receivables – Tax prepayments” as of March 31, 2017. See Note 12 for further details in this matter.

4.2.	Tax on minimum presumed income

The minimum presumed income tax is a tax that started to be levied on the fiscal years closed as of December 31, 1998 by virtue of Law Nr. 25.063, for a term of ten fiscal years. At present and after a series of term extensions, this tax shall be levied up and until December 31, 2019. The minimum presumed income tax supplements the income tax. While the latter taxes the taxable income for the fiscal year, minimum presumed income tax constitutes a minimum tax levied on the potential income from certain productive assets at the rate of 1%, in a manner such that the Entity’s tax obligation will be whichever is the greater of the two taxes. This law sets forth that the institutions governed by the Law of Financial Institutions must consider as the taxable basis for the tax an amount equivalent to 20% of their taxed assets after deducting those defined as “non-computable”. However, if the minimum presumed income tax exceeds the income tax in a given fiscal year, this excess can be computed as a payment on account of any future income tax excess over the minimum presumed income tax occurring in any of the next ten fiscal years, once the accumulated tax loss carryforwards have been exhausted.

As of March 31, 2017 and as of December 31, 2016, the Entity had not raised a provision for the minimum presumed income tax because the minimum presumed income tax had not exceeded the income tax at the end of the three month period/fiscal year.

NOTE 5— BREAKDOWN OF MAIN ITEMS

Detailed below are the balances of those accounts:

	03/31/2017	12/31/2016
a) GOVERNMENT AND CORPORATE SECURITIES
Holdings booked at fair value
Secured Bonds due in 2020	1,682,777	1,737,508
Treasury Bills in US Dollar maturing 04-17-2017	1,170,882	—
Treasury Bills in US Dollar maturing 07-17-2017	1,071,118	—
Federal Government Bonds adjusted by CER due 2021	395,833	649,721
Peso-denominated Discount governed by Argentine Law maturing in 2033	289,801	227,048
National Treasury Bonds fixed rate maturing 2021	289,315	327,356
National Treasury Bonds fixed rate maturing 2023	241,585	193,022
National Treasury Bonds in Pesos fixed rate maturing 09/19/18	—	542,000
Federal Government Bonds in Pesos Badlar + 325 pbs maturing in 2020	—	219,240
Federal Government Bonds in US Dollar 7% maturing in 2017	—	197,363
Other	535,378	211,673

Total	5,676,689	4,304,931

Holdings booked at amortized cost
Treasury Bills in US Dollar maturing 12/15/2017	441,375	—
Treasury Bills in US Dollar maturing 09/15/2017	801,556	—
Treasury Bills in US Dollar maturing 03/20/2017	—	787,486

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

	03/31/2017	12/31/2016
Debt Securities of the Province of Buenos Aires in pesos Series II	—	100,277
Other	473	16,326

Total	1,243,404	904,089

Instruments issued by the BCRA
BCRA Bills (LEBAC)	17,094,292	7,375,103

Total	17,094,292	7,375,103

Investment funds and listed corporate securities at fair value
FBA Ahorro Pesos Investment Fund	184,432	121,775
FBA Bonos Argentina Investment Fund	18,545	17,600
FBA Renta Pesos Plus Investment Fund	10,405	10,083
FBA Renta Mixed Investment Fund	5,464	—
Other	5,417	5,441

Total	224,263	154,899

Allowances	(217)	(213)

Total	24,238,431	12,738,809

b) LOANS – Other
Loans for prefinancing and export financing	10,683,047	8,486,700
Other fixed-rate financial loans	4,683,963	2,948,343
Credit line loans for production and financial inclusion	1,930,018	1,936,170
Loans to financial entities not resident in Argentina	1,581,090	1,674,658
Other loans to Concessionaires F.P.	1,654,287	1,454,016
Other loans at reduced rate	—	208,399
Other	4,290	1,045,844

Total	20,536,695	17,754,130

c) INVESTMENTS IN OTHER COMPANIES
In Financial institutions
Rombo Cía. Financiera Argentina S.A.	297,363	295,599
Banco Latinoamericano de Comercio Exterior S.A.	3,872	3,990

Total	301,235	299,589

Other
In other companies- unlisted	125,958	109,981
In companies-supplementary activities	108,033	98,060

Total	233,991	208,041

d) OTHER RECEIVABLES – Other
Guarantee deposits	1,126,110	1,120,490
Deferred tax asset (Note 4.1)	659,540	590,867
Miscellaneous receivables	512,599	637,255
Prepayments	510,519	404,927
Tax prepayments	361,091	76,447
Loans to personnel	191,905	175,507
Advances to personnel	6,061	118,544

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

	03/31/2017	12/31/2016
Other	41,002	62,608

Total	3,408,827	3,186,645

e) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS – Other
Accounts payable to credit card issuers	4,734,505	4,724,388
Collections and other operations for the account of third parties	1,904,909	1,569,700
Other withholdings and collections at source	1,233,941	1,320,614
Money orders payable	597,186	538,216
Fees collected in advance	434,514	332,523
Loans received from Fondo Tecnológico Argentina (FONTAR) and Banco de Inversión y Comercio Exterior (BICE)	369,495	369,284
Social security payment orders pending settlement	157,617	14,945
Collections on behalf of third parties	93,994	137,134
Funds raised from third parties	17,155	13,392
Loans received from Interamerican Development Bank (IDB)	16,296	17,567
Accrued commissions payable	10,937	16,274
Pending Banelco debit transactions	8,303	147,393
Other	102,932	102,073

Total	9,681,784	9,303,503

f) OTHER LIABILITIES – Other
Miscellaneous payables	1,450,620	1,294,341
Amounts collected in advance	964,263	969,780
Accrued salaries and payroll taxes	777,310	984,983
Accrued taxes	276,373	422,165
Income tax payable	79,098	1,139,049
Other	1.139	4,559

Total	3,548,803	4,814,877

g) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other
Items in safekeeping	132,367,465	118,909,223
Securities representative of investment in custody safekeeping on behalf of the Guarantee Fund for the Sustainability of the Pay-as-you-go System managed by the Argentine Republic	113,677,395	101,831,865
Checks not yet credited	9,343,370	9,756,237
Collections items	1,126,329	1,264,327
Checks drawn on the Bank pending clearing	1,023,150	1,125,465
Cash in custody on behalf of the BCRA	840,000	920,400
Other	214,617	222,730

Total	258,592,326	234,030,247

	Period ended March 31,
	2017	2016
h) SERVICE CHARGE EXPENSES—Other
Turn-over tax	178,206	119,177
Insurance paid on lease transactions	52,604	46,146
Insurance paid for life insurance	88.756	—
Other	8,840	11,286

Total	328,406	176,609

i) OTHER INCOME – Other

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

	Period ended March 31,
	2017	2016
Deferred income tax (1)	68,673	—
Income from the Credit Card Guarantee Fund	23,044	60,184
Related parties expenses recovery	25,614	14,972
Interest on loans to personnel	5,982	6,961
Income from payment orders	—	19,432
Rentals	176	818
Other (see Note 4.1)	1,231,891	2,189

Total	1,355,380	104,556

(1) There is a charge for the same amount in the account Charge for uncollectibility of other receivables and other allowances account, under the caption Other expenses category.

j) OTHER EXPENSES—Other
Tax to deferred gains (2)	—	14,000
Insurance losses	11,858	6,831
Donations	3,179	2,607
Turn-over tax	3,320	6,100
Private health insurance for former employees	5,470	4,369
Other (3)	411,083	16,267

Total	434,910	50,174

(2)      There is an income for the same amount recorded in the account “Loans recovered and reversals of allowances and other provision under” from other income category.

(3)      This includes 393,559 that reflects the regularization in the rate applied to social security contributions starting in December 2013 until March 2017. In December 2013, the Entity reported to AFIP that in accordance with Section 2, Sub-section b) of the Argentine Executive Branch’s Decree Nr. 814/01 and Section 1 of Law Nr. 22.016, the Entity would start to apply the 17% tax rate instead of the 21% tax rate to the payment of social security contributions. The rules and regulations in force imposed said tax rate on the stock corporations in which the State holds an ownership interest and are governed by the Argentine Companies Law Nr. 19,550. The Argentine Government holds an ownership interest in the Entity through the Sustainability Guarantee Fund as from the nationalization of pension fund managers that occurred in the year 2008. Having heard about certain cases in which AFIP turned to arguments that reject the application of the 17% tax rate, the Entity decided to regularize the situation until March 2017 and for the period December 2013 – May 2016 the Entity adhered to the plan of payment in installments prescribed by General Resolution Nr. 3920/2016 which regulates Law Nr. 27,260.

NOTE 6— PENALTIES IMPOSED ON THE BANK AND ADMINISTRATIVE PROCEEDINGS INSTITUTED BY THE

BCRA

According to the requirements of the Communication “A” 5689 as amended of the BCRA the Bank details below the administrative and/or disciplinary penalties as well as the sentences imposed by criminal trial courts, enforced or brought the by BCRA, of which the Bank has been notified:

6.1.	Penalties enforced against the Bank

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 21, 2014 and identified under Nr. 5706, File Nr. 100,134/11. The charges consist in having allegedly operated with foreign exchange on January 18, 2010 despite failing to make available to the BCRA the excess in its General Foreign Exchange Position incurred on January 15, 2010, allegedly breaching Communications “A” 4646, “A” 4814 and “C” 37587. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Director of Global Markets, (ii) the Head of the Market Management Area and (iii) the Head of the Trading Area. On October 6, 2016, the Economic Criminal Court Nr. 4, Secretary Nr. 7 of C.A.B.A. issued a sentence which imposes a fine in the amount of 5,000 to BBVA Banco Francés S.A. and to each of the officers. On October 21, 2016, the Entity filed an appeal against the judgment arguing that the legal asset protected by the BCRA had gone neither through an abstract danger situation nor through a specific danger situation.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

On February 22, 2017 the Court of Appeals with jurisdiction over Economic Criminal Matters, Panel “A” handed down a judgment acquitting all the defendants. The judgment has become final. The case is closed.

6.2.	Administrative Proceedings commenced by the BCRA against the Bank

a)	“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on February 22, 2008 and identified under Nr. 3511, File Nr. 100,194/05, on grounds of a breach of the Criminal Foreign Exchange Regime of foreign currency by reason of purchases and sales of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank´s branches 099, 342, 999 and 320. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the trial court acquitted all the accused from all charges. The State Attorney’s Office filed an appeal and the Panel A of the Appellate Court with jurisdiction over criminal and economic matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The State Attorney’s Office filed an extraordinary appeal which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice.

b)	“Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4539, File Nr. 18,398/05 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471. Paragraph 6. BBVA Banco Francés S.A. the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) a Commercial Aide to the Zone Manager, (v) five Branch Managers, (vi) four Back-Office Branch Managers, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court Nr. 3, Criminal Division, of the City of Mar del Plata, under File Nr. 16.377/2016.

c)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on December 1, 2010 and identified under Nr. 4524, File Nr. 3,406/06 where charges focus on simulated foreign exchange transactions, conducted in the name of a deceased, perpetrated by personnel from the Branch 240—Mendoza -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A., five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Retail Bank Manager, (ii) the Territorial Manager, (iii) the Zone Manager, (iv) the Branch Manager, (v) the Back Office Branch Manager and (vi) the Main Cashier. The period for proffering and producing evidence came to a close. The case is being heard the Federal Court Nr. 1, Criminal department of the city of Mendoza, File Nr. 23,461/2015.

d)	“BBVA Banco Francés S.A. Over breach of Law Nr. 19,359”. Administrative Proceedings for Foreign Exchange Offense investigated by the BCRA notified on July 26, 2013 and identified under Nr. 5406, File Nr. 100,443/12 where charges focus on simulated foreign exchange transactions through false statements in their processing incurred by personnel in Branch 087—Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. BBVA Banco Francés S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were perpetrated were accused: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The period for proffering and producing evidence came to a close and the Argentine Central Bank must send the file to Salta’s Federal Court.

e)

“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under Nr. 6666, File Nr. 101,027/13. The proceedings were brought for allegedly having completed operations under Code 631

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

“Professional and technical business services” from SIKA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The discovery period was declared closed by the BCRA.

On February 23, 2017 the Court of Appeals with jurisdiction over Economic Criminal Matters, Nr. 4 handed down a judgment acquitting all the defendants. The judgment has become final. The case is closed.

f)	“BBVA Banco Francés S.A. over breach of Law Nr. 19,359”. Administrative Proceedings for foreign exchange offense by the BCRA, notified on December 23, 2015 and identified under Nr. 6684, File Nr. 100,068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” from ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), allegedly the provision of the services has not been fully evidenced. BBVA Banco Francés S.A. and two of the Entity’s officers holding the positions described below on the date of the charges were accused: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the period for the production of evidence has come to an end. The case file shall be sent to the courts with jurisdiction over criminal economic matters in the city of Buenos Aires.

The Bank and its legal advisors estimate that made a reasonable interpretation of the applicable regulations in force and do not expect an adverse financial impact on these senses.

6.3.	Administrative Proceedings commenced by the BCRA against Volkswagen Financial Services Compañía Financiera S.A.

On February 5, 2016, the Volkswagen Financial Services Compañía Financiera S.A. was notified of the Resolution of the Superintendent of Financial and Exchange Entities Nr. 1,005 of November 30, 2015, which instructed the Financial Summary Nr. 1,484 (Exhibit No. 100,688/15) against Volkswagen Financial Services Compañía Financiera S.A. and its president for the late submission of the documentation related to the appointment of one of the Directors of the company.

On February 22, 2016, the Volkswagen Financial Services Compañía Financiera S.A. filed an appeal against the decision.

NOTE 7—CORPORATE BONDS

7.1.	BBVA Francés

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the establishment of a program (the “Program”) for the issuance and re-issuance of ordinary corporate bonds (non-convertible into shares) with ordinary guarantee, or such guarantees as may be decided by the Bank, and unsecured subordinated corporate bonds, convertible or not into shares. During the life of the Program, which was 5 (five) years, it was possible to issue and re-issue any number of series and/or classes of corporate bonds as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption did not exceed at any time US$ 300,000,000 (or the equivalent thereof in other currencies). The Program was approved by CNV Resolution Nr. 14,967 dated November 29, 2004.

The Program was amended according to the resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meeting held on April 26, 2007; extended for 5 (five) years by resolution adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 28, 2008 and on April 9, 2013 (approved by the CNV by Resolutions Nr. 16,010 and Nr. 17,127 dated November 6, 2008 and July 11, 2013, respectively); and the maximum amount of the issuance was successively increased from US$ 300,000,000 to US$ 500,000,000 and from US$ 500,000,000 to US$ 750,000,000 by resolutions adopted by the Ordinary and Extraordinary Stockholders’ Meetings held on March 30, 2011 and March 26, 2012, respectively.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

The following is a detail of the corporate bonds outstanding as of March 31, 2017 and December 31, 2016:

Detail	Date of issuance	Nominal Value (in thousands of pesos)	Due date	Rate	Interest payments
Class 9	02/11/2014	145,116	02/11/2017	Private Badlar + nominal 4.70% per annum	Quarterly
Class 11	07/18/2014	165,900	07/18/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 13	11/13/2014	107,500	11/13/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 16	07/30/2015	204,375	07/30/2017	Private Badlar + nominal 3.75% per annum	Quarterly
Class 17	12/28/2015	199,722	06/28/2017	Private Badlar + nominal 3.50% per annum	Quarterly
Class 18	12/28/2015	152,500	12/28/2018	Private Badlar + nominal 4.08% per annum	Quarterly
Class 19	08/08/2016	207,500	02/08/2018	Private Badlar + nominal 2.40% per annum	Quarterly
Class 20	08/08/2016	292,500	08/08/2019	Private Badlar + nominal 3.23% per annum	Quarterly
Class 21	11/18/2016	90,000	05/18/2018	Private Badlar + nominal 2.75% per annum	Quarterly
Class 22	11/18/2016	181,053	11/18/2019	Private Badlar + nominal 3.50% per annum	Quarterly

The issued corporate bonds were fully subscribed and paid in and they will be fully amortized at maturity.

As provided for in the Corporate Bonds Law and the BCRA regulations, the proceeds obtained from the issuance of Classes 11, 13, 17 and 18 were applied to the reimbursement of time deposits, the proceeds from the issuance of Classes 19, 20, 21 and 22 were applied to the grant of working capital loans and those obtained from the issuance of Class 16 were applied to the reimbursement of corporate bonds Class 8.

As of March 31, 2017 and December 31, 2016, the outstanding principal and accrued interest amounts to 1,644,356 (in connection with Classes 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the corporate bonds) and 1,798,353 (in connection with Classes 9, 11, 13, 16, 17, 18, 19, 20, 21 and 22 of the corporate bonds), respectively.

7.2.	PSA Finance Argentina Compañía Financiera S.A.

On July 24, 2008, the General Shareholders Meeting of PSA Finance Argentina Compañía Financiera S.A. authorized the issuance of Corporate Bonds for an amount of up to 300,000 or its equivalent in other currencies within the framework of a global program according to Law Nr. 23,576, as amended by complementary and regulatory rules. The same shareholders meeting approved the application for access to the public offer system in order to create such program before the CNV.

On October 22, 2008, by Resolution Nr. 16,003, the CNV approved the Global Program of PSA Finance Argentina Compañía Financiera S.A. for the issuance of corporate bonds and the public offer of each series of corporate bonds to be issued.

On August 21, 2012 the General Extraordinary Shareholders Meeting of PSA Finance Argentina Compañía Financiera S.A. resolved to increase the maximum amount of the Global Program for the issuance of corporate bonds from 300,000 to 800,000. Subsequently the CNV approved this increase by Resolution Nr. 16,947 dated October 17, 2012.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

On March 17, 2017, the General Extraordinary Shareholders Meeting of PSA Finance Argentina Compañía Financiera S.A. resolved to increase the maximum amount of the Global Program for the issuance of corporate bonds from 800,000 to 3,000,000. This was subsequently approved by Resolution Nr. 18,620 dated April 25, 2017of the CNV.

As of March 31, 2017 and December 31, 2016, the characteristics of each of the corporate bond series so issued are detailed below:

Name	Date of Issuance	Nominal Value	Due date	Rate	Residual Nominal Value at 03/31/17	Residual Nominal Value at 12/31/16
Serie XX	05/10/2016	150,000	11/10/2017	Badlar + 3.90%	150,000	150,000
Serie XXI	11/15/2016	129,000	11/15/2017	Fixed Rate 23.75%	129,000	129,000
Serie XXII	11/15/2016	121,000	05/15/2018	Badlar + 3.25%	121,000	121,000

TOTAL					400,000	400,000

As of March 31, 2017 and December 31, 2016, the balance of capital and interest accrued amounts to 411,918 and 412,725, respectively.

On March 17, 2017, the PSA Finance Argentina Compañía Financiera S.A. approved the extension of the Global Program from the maximum amount of 800,000 (or its equivalent in other currencies) to 3,000,000 (or its equivalent in other currencies) and the issuance of Series XXIII and XXIV of corporate bonds under such Program, for a face value that could not exceed 300,000. On May 10, 2017, the PSA Finance Argentina Compañía Financiera S.A. issued Series XXIII of corporate bonds, which were fully paid for the amount of 300,000 for a 24 months period with redemption in three payments, the first two for an amount of 33.33% of the face value each, payable on the same date as the date of issuance after 18 and 21 months respectively, as of the date of issuance and the last payment shall be cancelled for an amount equal to 33.34% of the face value payable on the same date as the issuance date after 24 months of the issuance date; at a variable interest rate equivalent to the private Badlar rate plus a nominal annual margin of 2.84%, with a quarterly interest payment, respectively. Up to date, Series XXIV has not been issued.

According to the provisions of the Corporate Bonds Law and BCRA regulations, the funds obtained from all the series were applied to the granting of loans for the purchase of motor vehicles and refinancing of liabilities.

NOTE 8—DERIVATIVE FINANCIAL INSTRUMENTS

•	Transactions as of March 31, 2017:

a)	Interest rate swaps for 1,965,176 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been recorded at the value resulting from the application of rates differences to residual notional amounts at the end of the period recognizing the amount of 12,983 as income at March 31, 2017 and 10 as income at March 31, 2016.

The estimated fair value of said instruments amounts to 6,165 (Assets). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

As of the end of period, the above transactions were recorded under “Memorandum Accounts—Debit Accounts – Derivatives – Interest rate swap” for 2,207,954. Balances receivable of 7,372 recorded under “Other Receivables from Financial Transactions – Non deliverable forward transactions balances to be settled” and balances payable for 1,197 recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

b)	Interest rate swap for 22,526 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of the period the above transaction was recorded under “Memorandum Accounts - Debit Accounts

– Derivatives – Interest rate swap” for 22,526.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,423,245 and 2,109,013, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively. Balances receivable for 47,108 recorded under “Other Receivables from Financial Transactions - Non deliverable forward transactions balances to be settled” and balances payable for 3,770 recorded under “Other liabilities from financial transactions – Non deliverable forward transactions balances to be settled”.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period as applied to stated notional amounts. As of March 31, 2017 and 2016, they generated a loss of 15,135 and a gain of 179,123, respectively.

d)	Forward sales of BCRA Bills under repurchase agreements for 9,893,778, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued according to current listed prices or the prevailing present value for each security or at amortized cost as of March 31, 2017 recognizing the amount of 132,198 as income for the period and 34,861 as income at March 31, 2016.

e)	Forward purchases of BCRA Bills under reverse repurchase agreements, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

These transactions have been valued in accordance to current listed prices or the prevailing present value for each security or at amortized cost as of March 31, 2017, recognizing the amount of 22,438 and 25,405 as expenses for the period ended at March 31, 2017 and 2016, respectively.

•	Transactions as of December 31, 2016:

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

a)	Interest rate swaps for 1,713,500 (Fixed Rate versus Badlar), maturing within a period not exceeding 2 years and 242,778 more than 2 years for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

The estimated fair value of said instruments amounts to 27,548 (Liabilities). For fair value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the fiscal year, the above transactions were recorded under “Memorandum Accounts - Debit Accounts – Derivatives – Interest rate swap” for 1,956,278.

b)	Interest rate swap for 24,084 (Fixed Rate versus Badlar), with final maturity in September 2019, for which the Bank pays a variable amount in accordance with changes in the Badlar, Encuesta rate, and receives a fixed amount based on stated notional amounts.

Said transaction was consummated as hedge for potential volatility in the cash flows arising from certain financing deals attributable to changes in the designated benchmark interest rates and it has proven to be effective hedge for the risk mentioned.

The aim pursued by risk management consists in reducing exposure to changes in cash flows arising from financing deals. Thanks to the hedge established, changes in the cash flows arising from the underlying instrument caused by changes in the benchmark interest rate would decrease as a result of having been offset with the changes in the cash flows arising from the hedge instrument.

As of the end of fiscal year the above transaction was recorded under “Memorandum Accounts - Debit Accounts

– Derivatives – Interest rate swap” for 24,084.

c)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 2,623,708 and 3,186,904, which are recorded under “Memorandum Accounts - Debit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, and “Memorandum Accounts - Credit Accounts - Derivatives – “Notional” amount of non-deliverable forward transactions”, respectively.

These transactions have been conducted through the MAE (Mercado Abierto Electrónico) and ROFEX (Mercado a Término Rosario), with daily settlement in pesos or settlement at maturity and recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at the end of the period as applied to stated notional amounts.

d)	Forward sales of BCRA Bills under repurchase agreements for 64,872, which are recorded under “Other liabilities from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

e)	Forward purchases of BCRA Bills under reverse repurchase agreements for 134,027 and 1,065 of government securities, which are recorded under “Other assets from financial transactions – Instruments to be received for spot and forward purchases to be settled”.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

NOTE 9—MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	03/31/2017	12/31/2016
Consolidar AFJP S.A. (undergoing liquidation proceedings)	3,939	2,784
BBVA Francés Valores S.A.	3,327	2,905
PSA Finance Argentina Cía. Financiera S.A.	264,658	352,404
Volkswagen Financial Services Compañía Financiera S.A.	266,809	261,707
BBVA Francés Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión	418	341

Total	539,151	620,141

NOTE 10—TRANSACTIONS WITH RELATED PARTIES

The balances as of March 31, 2017 and December, 31 2016 for transactions performed between the Bank and its related parties are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	03/31/2017	12/31/2016	03/31/2017	12/31/2016	03/31/2017	12/31/2016
BBVA	1,225,823	405,414	933,877	272,973	135,507	126,657
BBVA Consolidar Seguros S.A.	16,372	15,395	8,535	7,453	45,931	45,931
Rombo Cía. Financiera S.A.	835,810	464,853	20,523	10,656	899,612	816,278
BBVAmérica S.L.	—	—	271,598	—	15,027,491	14,695,665

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations, Guarantees given covered by debtor classification regulations and Derivatives.

Additionally loans were granted to key management personnel in the aggregate amount of 3,545 and 18,484 as of March 31, 2017 and December 31, 2016, respectively.

Net income from transactions performed with parents and affiliates as of March 31, 2017 and 2016 are as follows:

	Net income (1)
	03/31/2017	03/31/2016
Income	105,037	156,414
Expenses	29,984	26,091

	75,053	130,323

(1)	All the transactions have been contracted under market’s conditions.

NOTE 11—IFRS CONVERGENCE IMPLEMENTATION PLAN

BCRA Communication “A” 5541 dated February 12, 2014 set forth that the institutions within the scope of the Law of Financial Institutions were to converge towards the International Financial Reporting Standards (IFRS) for the preparation of their financial statements for the fiscal years starting as from January 1, 2018.

BCRA Communication “A” 6114 issued by BCRA dated December 12, 2016 set forth that IFRS were to be applied for the fiscal years starting as from January 1, 2018 with only one temporary exception, namely, Paragraph 5.5, Impairment under IFRS 9, establishing certain clarifications and requirements in the implementation process that make up, overall, the IFRS BCRA.

As of the date of these financial statements, we continue working on the process to converge towards IFRS-BCRA, designing and implementing the respective adjustments in our systems and processes.

BBVA BANCO FRANCÉS S.A. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS—(Continued)

As of March 31, 2017 and December 31, 2016 and for the three-month periods ended March 31, 2017 and 2016

Stated in thousands of Pesos

NOTE 12—SUBSEQUENT EVENTS

On May 29, 2017, the Argentine Central Bank, without ruling on the merits of the application of the inflation adjustment mechanism for income tax purposes described in Note 4.1. to these Condensed Consolidated Interim Financial Statements nor on the Entity’s right to initiate the above mentioned legal action, issued a formal notice requiring the Bank to record a regulatory reserve of Ps.1,185.8 million in the statements of operations for the six-month period ended June 30, 2017, in order to recognize a provision against what the regulator understands are possible contingencies arising from the tax position assumed. In response to this formal notice, a petition providing documentation supporting the assessment made and requesting that the order from the Central Bank be reviewed was filed with Argentine Central Bank. As of the date of these financial statements, the Central Bank’s response to this petition had not been notified. Although based on facts and information available as of the date of these Condensed Consolidated Interim Financial Statements the Bank believes that is entitled to the benefits of such tax position arising from jurisprudence established and therefore its position will be sustained, following such Central Bank request a provision for Ps.1,185.8 million was accounted for on June 7, 2017, which will be reflected in the statements of operations for the six-month period ended June 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO FRANCÉS S.A.

By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer

Date: June 30, 2017